

NOTICE OF 2023
ANNUAL MEETING & PROXY STATEMENT

LA‑Z‑BOY®
INCORPORATED

Reegan Swivel Chair | La-Z-Boy



NOTICE OF 2023 ANNUAL MEETING OF SHAREHOLDERS

To Our Shareholders:

La-Z-Boy Incorporated will hold its 2023 Annual Meeting of Shareholders (the "Annual Meeting") on Tuesday, August 29, 2023, beginning at 8:00 a.m., Eastern Daylight Time, in the Wright Room of The Westin Detroit Metropolitan Airport, 2501 Worldgateway Place, Detroit, Michigan.

Your Vote Is Important

To make sure your shares are represented, please cast your vote as soon as possible in one of the following ways:

 **Online**
www.proxyvote.com

 **By Phone**
1-800-690-6903

 **By Mail**
Completing, dating, signing and returning your proxy card

If you attend the Annual Meeting and prefer to vote in person, you will be able to do so and your vote at the Annual Meeting will revoke any proxy you have previously submitted.

Items of Business:

- to elect the ten director nominees named in the attached Proxy Statement for an annual term until the 2024 annual meeting;
- to ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for FY 2024;
- to approve, through a non-binding advisory vote, the compensation of our named executive officers as disclosed in the attached Proxy Statement;
- to approve, through a non-binding advisory vote, the frequency of future advisory votes to approve the compensation of our named executive officers; and
- act upon such other business as may properly come before the meeting or any adjournment thereof.

Only shareholders of record at the close of business on June 30, 2023, are entitled to notice of and to vote at the Annual Meeting. We hope you will read the attached Proxy Statement, which contains detailed information about the matters we are asking you to vote on. We recommend that you vote in accordance with the Board of Directors' recommendations as set forth in the Proxy Statement. Your vote is very important to us. Whether or not you attend the Annual Meeting, we urge you to promptly vote and submit your proxy via a toll-free number or over the Internet, as detailed above. If you received a paper copy of the proxy card by mail, you may submit your proxy by signing, dating and mailing the proxy card in the envelope provided.

BY ORDER OF THE BOARD OF DIRECTORS

Uzma Ahmad
Vice President, Deputy General Counsel and Corporate Secretary

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be held on August 29, 2023

Our Proxy Statement and 2023 Annual Report are available online at http://www.proxyvote.com.

PROXY STATEMENT SUMMARY

This summary is an overview of certain information in this Proxy Statement. As this is only a summary, before you vote, please review the complete Proxy Statement and our annual report to shareholders for the fiscal year ("FY") ended April 29, 2023 (the "2023 Annual Report").

We will hold the 2023 Annual Meeting of Shareholders (the "Annual Meeting") of La-Z-Boy Incorporated (the "Company") on Tuesday, August 29, 2023, beginning at 8:00 a.m., Eastern Daylight Time, in the Wright Room of The Westin Detroit Metropolitan Airport, 2501 Worldgateway Place, Detroit, Michigan.

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of La-Z-Boy Incorporated (the "Board of Directors" or "Board") of proxies to be voted at the Annual Meeting. This Proxy Statement, Notice of 2023 Annual Meeting of Shareholders, accompanying proxy card and the 2023 Annual Report are available at http://www.proxyvote.com. This Proxy Statement has been prepared by our management and approved by the Board, and is being sent or made available to our shareholders on or about July 19, 2023.

Proposals and Voting Recommendations

Proposals	Board's Voting Recommendation
1. Elect the ten director nominees named in the Proxy Statement for a one-year term	**FOR each nominee**
2. Ratify the selection of our independent registered public accounting firm for FY 2024	**FOR**
3. Approve, through a non-binding advisory vote, the compensation of our named executive officers	**FOR**
4. Approve, through a non-binding advisory vote, the frequency of future advisory votes to approve the compensation of our named executive officers	**1 YEAR**

Director Nominees

Nominee	Independent	Director Since	Primary (or Former) Occupation	Committees
Erika L. Alexander	✔	2021	Chief Global Officer, Global Operations, Marriott International, Inc.	N
Sarah M. Gallagher	✔	2016	Former President, Ralph Lauren North America e-Commerce	C
James P. Hackett	✔	2021	Former President and CEO, Ford Motor Company	(N)
Raza S. Haider	✔	2023	Chief Product and Supply Chain Officer, Bose Corporation	N
Janet E. Kerr	✔	2009	Vice Chancellor and Professor Emeritus, Pepperdine University	N
Mark S. LaVigne	✔	2023	President and CEO, Energizer Holdings, Inc.	A
Michael T. Lawton*	✔	2013	Former Executive Vice President & CFO, Domino's Pizza, Inc.	A C
Rebecca L. O'Grady	✔	2019	Former CMO International Marketing, e-Commerce & Consumer Insights, General Mills	(C)
Lauren B. Peters	✔	2016	Former Executive Vice President & CFO, Foot Locker, Inc.	(A)
Melinda D. Whittington		2021	Our President and CEO	

A Audit

C Compensation and Talent Oversight

N Nominating and Governance

● Committee Chair

* Chair of the Board

Corporate Governance Highlights

Our Board of Directors is committed to strong corporate governance as a driver of long-term shareholder value. More information on our key corporate governance practices can be found in this Proxy Statement as indicated below:

8	Annual election of directors; no classified Board
8	Majority voting/director resignation policy for uncontested elections
8, 22	9 of 10 director nominees are independent
8, 69	One class of stock with each share entitled to one vote
22	Independent, non-executive Chair of the Board
24	Annual Board, committee and director self-evaluations
24	Strong stock ownership guidelines for directors and executive officers
25	Anti-hedging and anti-pledging policies in place
25	Director overboarding policy in place
25	Regular executive sessions of independent directors
27	All Board committees comprised of independent directors

Strategic, Financial and Operational Highlights

Our Purpose

We believe in the transformational power of comfort. Our purpose is to lead the global furnishings industry by leveraging our expertise in comfort, providing an excellent consumer experience, creating high quality products, and empowering our people to transform rooms, homes, and communities.

Our Century Vision

In FY 2023, we were relentlessly focused on transformation. We continued executing our strategic vision with the goal to grow faster than the furniture industry in sales and to deliver double-digit operating margin by our company's 100th year in 2027.


Century Vision:
Our plan to delight a wider consumer base with the transformational power of comfort
Grow faster than the industry; deliver double-digit operating margin by our 100th year in 2027
LA-Z-BOY
Expand La-Z-Boy Brand Reach
Reinvigorate our brand comfort story
Drive consumer-led innovation
Meet consumers where they want to shop
Expand the La-Z-Boy Furniture Galleries® network
JOYBIRD
Profitably Grow Joybird Brand
Expand brand awareness
Leverage omni-channel strength
Enhance Enterprise Capabilities
Agile Supply Chain
Modern Technology
People-first Employee Experience

Our FY 2023 Financial Highlights

Consolidated sales of

$2.3B

2% increase from FY 2022 after adjusting for 53rd week in FY 2022

GAAP operating income of

$211.4M

2% increase from FY 2022

Non-GAAP operating income of

$223.2M

17% increase from FY 2022

GAAP diluted EPS of

$3.48

3% increase from $3.39 in FY 2022

Non-GAAP diluted EPS of

$3.86

24% increase from $3.11 in FY 2022

GAAP operating cash flow

$205.2 M

260% increase from FY 2022

See Appendix A of this Proxy Statement for information regarding non-GAAP financial measures, including a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

Our FY 2023 Operational Highlights

Highlights for FY 2023 included:

- Record diluted earnings per share for the fiscal year
- Record delivered sales, operating profit, and operating margin for our company-owned Retail segment
- Strong cash flow generated from operating activities of $205.2 million
- Improved delivery lead times back to essentially pre-COVID levels
- Continued progress against our Century Vision growth strategy

In FY 2023, we delivered a second consecutive year of excellent results despite continued global economic and furniture industry volatility. Consolidated sales were $2.3 billion, an increase of 2% after adjusting for the additional week in FY 2022. Strong top-line results led to increased operating income, driving improvements in profitability and an increase in diluted earnings per share compared to FY 2022. Importantly, our Supply Chain team has collectively reduced furniture delivery lead times back to pre-pandemic levels, enabling our customers and consumers to once again experience our brand promise of custom furniture with speed to market, a key differentiator in the fragmented marketplace.

As we faced a challenging macro-economic environment in FY 2023, we remained focused on investing prudently to strengthen our capabilities and drive long-term profitable growth through our Century Vision strategic plan. During the year, we made significant progress on a number of our Century Vision objectives.

Specifically, for the La-Z-Boy brand:

- We acquired eight independent Furniture Galleries stores and opened six new Furniture Galleries stores
- We opened two "Outlet by La-Z-Boy" stores to test potential formats to expand our reach to value-seeking consumers
- We completed significant consumer research and segmentation which will inform future product innovation over the coming years
- We leveraged these consumer research results to develop and ready a new marketing campaign aimed at broadening the appeal of La-Z-Boy to more consumers, which will be launched this Fall
- We initiated a test market to assess the potential of new products and a new sub-brand aimed at consumers looking for a modern furniture look

We also strengthened foundational capabilities across the company:

- As furniture demand trends have reverted to pre-pandemic levels and more normal seasonality, we have improved the efficiency of our operations resulting in lower costs and improved cash flow through a significant reduction in inventory

- We have made significant investments back into our business to modernize key systems and improve HR and Supply Chain capabilities for future growth

- Finally, we made leadership organization changes which more effectively align the operation of our business units across the La-Z-Boy brand, our entire Furniture Galleries Network, and our portfolio of other brands

Finally, on Joybird:

- Given the challenged external environment for Joybird and other online, direct to consumer furniture brands, we prioritized improving its business model, reflecting our balanced focus on profitability

- We opened six new small-format urban showrooms, bringing our total store count to ten, as we seek to continue to grow Joybird with a true omni-channel experience for consumers

Executive Compensation Highlights

Executive Compensation Approach

Our executive compensation program is designed to:

✔ pay for performance	✔ reward for total shareholder return
✔ require significant stock ownership	✔ provide market competitive opportunities
✔ support business strategy	✔ manage costs

Summary of Executive Compensation Practices

What We Do
✔ Pay for performance – Our executive officer compensation program emphasizes variable pay over fixed pay. A majority of executive officer target annual compensation is at-risk and linked to our financial or stock performance
✔ Establish and monitor compliance with stock ownership guidelines for executives – Our expectations for stock ownership further align executives' interests with those of our shareholders
✔ Use relative total shareholder return in long-term performance-based share awards
✔ Mitigate undue risk – We have maximum caps on potential incentive payments and a clawback policy on performance-based compensation
✔ Appoint only independent directors to the Compensation and Talent Oversight Committee of our Board
✔ The Compensation and Talent Oversight Committee engages an independent compensation consultant to assist it and the Board with executive compensation program design and review
✔ Provide severance and change-in-control arrangements that are designed to be aligned with market practices, including the use of double-trigger change-in-control severance agreements
✔ Prohibit hedging, pledging and short sales by executives and directors

What We Don't Do
✘ Do not provide employment agreements
✘ Do not gross up excise taxes upon a change in control
✘ Do not reprice options without shareholder approval
✘ Do not pay dividends on unearned performance-based shares or units
✘ Do not have single trigger vesting of equity-based awards upon a change in control
✘ Do not provide excessive perquisites

Pay for Performance

As shown below, the majority of the target total direct compensation for our chief executive officer and, on average, for our other named executive officers is performance-based and "at risk."



TABLE OF CONTENTS

BOARD AND CORPORATE GOVERNANCE MATTERS

Proposal 1: Election of Directors

The Board of Directors has nominated ten director nominees to serve an annual term that will expire at the following annual meeting of shareholders. Each director will hold office until their successor has been elected and qualified or until the director's earlier resignation or removal. Our Board currently has eleven directors and one of our current directors, Alan McCollough, will retire from the Board as of the Annual Meeting, consistent with the policy on director retirement age in our Corporate Governance Guidelines. The size of the Board will be ten directors effective as of the Annual Meeting. Proxies cannot be voted for a greater number of persons than the nominees named. The Board has determined, upon the recommendation of the Nominating and Governance Committee, to nominate the remaining current ten directors for election at the Annual Meeting. In addition, the Board remains committed to seeking additional expertise and fresh perspective to advance our strategy. The ten director nominees are:

Erika L. Alexander	Raza S. Haider	Michael T. Lawton	Melinda D. Whittington
Sarah M. Gallagher	Janet E. Kerr	Rebecca L. O'Grady	
James P. Hackett	Mark S. LaVigne	Lauren B. Peters	

Each director nominee has consented to being named in this Proxy Statement and has agreed to serve if elected. Mr. LaVigne, who was elected as a director by our Board on February 28, 2023, and Mr. Haider, who was elected as a director by our Board on June 27, 2023, were each identified as a potential director candidate by a third party search firm. The third party search firm was engaged to identify possible candidates who met the Board's qualifications and to screen such candidates. Mr. LaVigne and Mr. Haider were each reviewed as a director candidate by our Nominating and Governance Committee, which recommended their election to the Board. If a director nominee is unable to stand for election, the Board may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders may vote shares subject to proxies for the substitute nominee.

In accordance with Michigan law and our bylaws, directors will be elected at the meeting by a plurality of votes cast from among those persons duly nominated, with separate balloting for each of the ten positions. The director nominees who receive the highest through the tenth highest number of votes will be elected, regardless of any votes that are not cast for the election of those nominees, including broker non-votes and withholding of authority. Under our Corporate Governance Guidelines, however, any director who does not receive a majority of the votes cast in an uncontested election must submit their resignation promptly following certification of the vote. Within 90 days following certification of the vote, the Board of Directors, excluding the director failing to receive a majority of the votes cast, will decide whether to accept the offered resignation and the company will promptly publicly disclose the Board's decision. Any vacancy created by acceptance of an offered resignation could then be filled by the Board pursuant to our bylaws.

 **THE BOARD RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE TEN DIRECTOR NOMINEES NAMED IN THIS PROXY STATEMENT.**

Director Nominee Qualifications

The Board of Directors, acting through its Nominating and Governance Committee, seeks directors who collectively possess the experience, skills, backgrounds, and other qualifications necessary to effectively oversee our company in our current and evolving business circumstances. The Nominating and Governance Committee seeks directors with established records of significant accomplishments in business and areas relevant to our business strategies. In determining the slate of director nominees, the committee reviews the Board's size and the experience, skills and other qualifications of our current directors and director nominees.

Experience, Skills & Qualifications	How These Fit the Characteristics of Our Business	How These Align with Our Century Vision Strategy
Leadership Experience	We believe that directors with executive leadership experience, derived from their service as executives and entrepreneurs, provide valuable insights. They have an established record of leadership and a practical understanding of complex organizations, strategy development in a rapidly changing business environment, effective risk management, and ways to maintain top-level industry performance and drive growth.	All strategic pillars
Public Company Board Experience	La-Z-Boy is committed to the highest standards of corporate governance and ethical business conduct. We believe that directors who serve on the boards of other publicly-traded companies have a well-developed understanding of corporate governance and compliance best practices. They also share insights on enhancing board effectiveness, maintaining board independence, and driving meaningful succession planning.	All strategic pillars
Finance	La-Z-Boy's reputation and success are partly dependent on accurate financial reporting and robust financial oversight. Therefore, we seek to have directors who qualify as audit committee financial experts (as defined by SEC rules) and who are financially literate. We also seek directors with mergers and acquisitions experience to support our growth strategy.	All strategic pillars
Technology and Digital	Directors who understand digital technology, enabled e-commerce platforms, and data analytics provide critical insight as we apply new technologies and analysis to transform our business operations and enhance our customer experience. In addition, our directors' cybersecurity experience is important to our Board's risk management responsibilities. Experience or expertise in information technology helps us pursue and achieve our business objectives.	All strategic pillars
Global Perspective	As one of the world's leading residential furniture producers with international manufacturing and sales operations, our future success depends, in part, on how well we manage and grow our businesses outside the United States. Directors with global business or international experience provide valued perspectives on our operations.	Expand La-Z-Boy Brand Reach, Profitably Grow Joybird Brand & Enhance Enterprise Capabilities - Agile Supply Chain
Sourcing/Manufacturing	In our highly-competitive industry, innovation and continuous improvement in sourcing and manufacturing are key competitive advantages. Having directors who can bring insights from other industries and companies is fundamental to our success.	Enhance Enterprise Capabilities - Agile Supply Chain
Consumer Marketing	Directors with knowledge of consumer goods markets and marketing provide crucial insights as we maintain and enhance our brand, develop new and existing markets, and implement our growth strategies.	Expand La-Z-Boy Brand Reach & Profitably Grow Joybird Brand

	Retail	Directors who understand retail operations and services, including traditional and e-commerce market channels, help us to better understand our markets and the needs of our retail customers.	Meet consumers where they want to shop & Expand the La-Z-Boy Furniture Galleries Network
	Human Capital Management	Talent management is important at all levels of our company, but it is particularly critical with respect to succession planning for senior executives. Having directors with human capital management and talent management experience is important to ensure smooth transitions and appropriate succession planning, as well as to foster a productive and safe working environment. This expertise also covers risks and opportunities associated with corporate culture, diversity and inclusion, and employee engagement, all areas that are drivers of long-term shareholder value.	Enhance Enterprise Capabilities - People First Employee Experience
	Risk Management	Directors with risk management experience provide critical insights as the Board oversees the company's enterprise risk management processes and the major risks facing the company.	All strategic pillars

The following chart summarizes each director nominee's key experience, skills, and other qualifications.

Experience/Skills/Qualifications	Erika Alexander	Sarah Gallagher	James Hackett	Raza Haider	Janet Kerr	Mark LaVigne	Michael Lawton	Rebecca O'Grady	Lauren Peters	Melinda Whittington
Leadership Experience	●	●	●	●	●	●	●	●	●	●
Public Company Board Experience		●	●		●	●	●		●	●
Finance			●	●	●	●	●	●	●	●
Technology and Digital	●	●	●	●	●	●	●		●	●
Global Perspective	●	●	●	●	●	●	●	●	●	●
Sourcing/Manufacturing	●	●	●	●		●	●			●
Consumer Marketing	●	●		●	●	●	●	●	●	●
Retail	●	●		●	●		●	●	●	●
Human Capital Management	●	●	●	●		●	●	●	●	●
Risk Management	●		●	●	●	●	●	●	●	●

Board Composition and Director Selection

Our Nominating and Governance Committee is responsible for recommending to the Board director candidates to fill current and anticipated Board vacancies. The committee identifies and evaluates potential candidates from recommendations from the committee's own members, referrals from other Board members, management, shareholders, or other outside sources, including professional recruiting firms. Shareholders may recommend director nominees for election at an annual meeting of shareholders pursuant to the process set forth in our Corporate Governance Guidelines. All such recommendations by shareholders will be evaluated by the Nominating and Governance Committee. Shareholders may also directly nominate candidates for election as directors pursuant to the provisions of our bylaws, as described more fully on page 69 of this Proxy Statement. In evaluating proposed candidates, the committee may review their resumes, obtain references, and conduct personal interviews.

When evaluating director candidates, the Nominating and Governance Committee considers, among other factors, the Board's current and future needs for specific skills and the candidate's integrity, independence, leadership, substantial accomplishments, ethical reputation, ability to exercise sound judgment and provide insightful counsel to management, and ability to make the appropriate time commitment to the Board.

Although we do not have a formal diversity policy, as stated in our Corporate Governance Guidelines, the Board believes that diversity helps to create a high-functioning Board. The Board strives to ensure that it reflects a diverse mix of relevant characteristics, including gender, race, ethnicity, culture, experience, expertise, skills, backgrounds and other characteristics, to address the company's evolving needs, as reflected by our ten director nominees:



Leadership Experience
100%
Public Company Board Experience
70%
Finance
80%
Technology and Digital
90%
Global Perspective
100%
Sourcing/Manufacturing
80%
Consumer Marketing
90%
Retail
80%
Human Capital Management
90%
Risk Management
90%

Director Nominee Diversity
70%
Women or Racially/ Ethnically Diverse

	Erika Alexander	Sarah Gallagher	James Hackett	Raza Haider	Janet Kerr	Mark LaVigne	Michael Lawton	Rebecca O'Grady	Lauren Peters	Melinda Whittington
Tenure										
Approx. Years on Board (as of Annual Meeting)	2	7	2.5	<1	14.5	<1	10	4	7	2
Gender										
Female	✔	✔			✔			✔	✔	✔
Male			✔	✔		✔	✔			
Race/Ethnicity										
Black or African American	✔									
Asian				✔						
White		✔	✔		✔	✔	✔	✔	✔	✔

Director Nominees

Set forth below is certain information concerning our director nominees. Unless otherwise indicated, the principal occupation of each director nominee has been the same for at least five years. Ages shown are as of the date of the 2023 Annual Meeting.

Erika L. Alexander



Age: 56
Director since: 2021

Committee Membership:

Nominating and Governance

Executive Roles:

- Chief Global Officer, Global Operations of Marriott International, Inc., a company that operates and franchises hotels and licenses vacation ownership resorts globally (January 2021 – present)
- Chief Lodging Services Officer, The Americas of Marriott International, Inc. (July 2015 – December 2020)
- Held various other senior leadership roles with Marriott International, Inc., including for several of Marriott's largest brands
- Associate member of the Inclusion and Social Impact Committee of the Marriott International, Inc. board of directors (2020 – present)

Other Leadership Roles:

- Executive committee member of the board of directors of Metro Atlanta Chamber of Commerce

Key Qualifications and Board Impact:

- Ms. Alexander's deep global operational experience, sustainability and human capital management expertise, and keen understanding of brands, the consumer and the dynamics associated with their ever-evolving needs qualify her to serve on our Board.
- As a Chief Global Officer with responsibility for sustainability operations and climate strategy, Ms. Alexander offers valuable experience and insights in the Board's oversight of sustainability.

 Leadership Experience
 Technology and Digital
 Global Perspective
 Sourcing/ Manufacturing

 Consumer Marketing
 Retail
 Human Capital Management
 Risk Management

Sarah M. Gallagher



Age: 71
Director since: 2016

Committee Membership:

Compensation and Talent Oversight

Executive Roles:

- Former executive Chairperson of Rebecca Taylor, a women's apparel division of Kellwood Company (August 2014 – August 2015)

- Former President of Ralph Lauren North America e-Commerce, a subsidiary of a lifestyle brand (2007 – 2013)

- Former President of Ralph Lauren Media LLC, a subsidiary of a lifestyle brand (2001 – 2007)

- Formerly held Senior Vice President roles at Banana Republic Direct and Gap Direct (divisions of Gap, Inc., an international retailer of clothing, accessories and personal care products) (1997 – 2001)

- Formerly held senior executive positions at various retailers including Avon Products, Inc. (a direct seller of beauty and related products), Victoria's Secret Catalogue (a retailer of women's lingerie and beauty products), and Lord & Taylor (a retail department store chain)

Public Boards:

- **Other Public Company Boards:** Abercrombie & Fitch Co., a specialty retailer with a portfolio of global lifestyle brands including Abercrombie & Fitch, abercrombie kids, Hollister, and Gilly Hicks (since 2014)

Other Leadership Roles:

- Member of the advisory board of ActionIQ, Inc. (a customer data platform service provider) since September 2018

- Executive Advisor of FitforCommerce (retail consultants) since August 2016

Key Qualifications and Board Impact:

- Ms. Gallagher's extensive retail experience with consumer-focused and fashion-oriented brands and over 50 years of experience in consumer-facing retail with 15 years of leadership in e-commerce retail qualify her to serve on our Board.

- As a former senior executive who led cross-functional teams at several Fortune 500 retailers, Ms. Gallagher provides valuable experience and insights in the Board's oversight of the company's omni-channel and retail growth strategy.

 Leadership Experience    Public Company Board Experience    Technology and Digital    Global Perspective

 Sourcing/ Manufacturing    Consumer Marketing    Retail    Human Capital Management

James P. Hackett



Age: 68
Director since: 2021

Committee Membership:

Nominating and Governance
(Chair)

Executive Roles:

- Former President and Chief Executive Officer (2017 – 2020) and Special Advisor (2020 – March 2021) of Ford Motor Company, an automotive manufacturer
- Former Chairman of Ford Smart Mobility LLC, an emerging mobility services subsidiary of Ford Motor Company (2016 – 2017)
- Former interim Athletic Director of the University of Michigan (2014 – 2016)
- Former President and Chief Executive Officer of Steelcase Inc., an office furniture company (1994 – 2014)

Public Boards:

- **Previous Public Company Boards (Past Five Years):** Ford Motor Company, an automotive manufacturer (2013 – 2016, 2017 – 2020)

Other Leadership Roles:

- Member of the board of directors of State Farm Mutual Automobile Company, a mutual insurance company (since March 2021)

Key Qualifications and Board Impact:

- Mr. Hackett's long track record of innovative leadership as the former chief executive officer of two public companies with his focus on the evolving needs of consumers in multiple industries, demonstrated by his leadership on smart vehicle technology and the shift to the open office space environment, qualify Mr. Hackett to serve on our Board.
- With over 30 years of experience in the office furniture industry, Mr. Hackett provides valuable experience and insights on industry and competitive trends and in the Board's oversight of the company's consumer-led innovation strategy.

 Leadership Experience

 Public Company Board Experience

 Finance

 Technology and Digital

 Global Perspective

 Sourcing/ Manufacturing

 Human Capital Management

 Risk Management

Raza S. Haider



Age: 46
Director since: 2023

Committee Membership:

Nominating and Governance

Executive Roles:

- Chief Product and Supply Chain Officer of Bose Corporation, a global leader in audio systems (2023 – present)
- Chief Product Officer of Bose Corporation (2022 – 2023)
- Senior Vice President – Dell Consumer Products of Dell Technologies Inc. (2018 – 2022)
- Formerly held other senior executive positions at Dell Technologies Inc. (2013 – 2018)
- Former Engagement Manager, McKinsey & Company, Inc. (2006 – 2012)

Key Qualifications and Board Impact:

- Mr. Haider's extensive technology, digital, and operational experience and his deep understanding of consumer needs and consumer-centric innovation qualify him to serve on our Board.
- Mr. Haider is a proven technology leader who has guided product-driven digital transformations at multibillion dollar companies in the consumer technology industry. Given his product and supply chain expertise, he offers valuable experience and insight in the Board's oversight of the company's growth strategy, innovation strategy, and operational efficiency and resiliency.

 Leadership Experience

 Finance

 Technology and Digital

 Global Perspective

 Sourcing/ Manufacturing

 Consumer Marketing

 Retail

 Human Capital Management

 Risk Management

Janet E. Kerr



Age: 69
Director since: 2009

Committee Membership:

Nominating and Governance

Executive Roles:

- Vice Chancellor, Pepperdine University since 2016
- Former strategic adviser to Bloomberg BNA (2014 – 2015) after its acquisition of her technology company
- Professor (1983 – 2013) and Professor Emeritus (since 2013) of the Pepperdine University School of Law
- Co-founder and former chief strategy officer of Exemplify, Inc., a technology knowledge management company, until its acquisition by Bloomberg BNA in 2014
- Founder and former executive director of the Palmer Center for Entrepreneurship and the Law at Pepperdine Law School
- First holder of Laure Sudreau-Rippe Endowed Chair at Pepperdine University School of Law
- A nationally recognized author, lecturer and consultant in the area of securities law compliance, environmental, social and governance issues, banking law, corporate governance, and general corporate law
- Co-founder (with HRL Laboratories, LLC) of X-Laboratories, a technology company, and founder or co-founder of several other technology companies
- Ms. Kerr has earned the CERT Certificate in Cybersecurity Oversight from the Carnegie Mellon University Software Engineering Institute, the Certificate from the University of Cambridge program in Disruptive Technologies, and the Certificate in Artificial Intelligence from MIT.

Public Boards:

- **Other Public Company Boards:** AppFolio, Inc., provider of cloud-based business management software (since 2015); Tilly's, Inc., a retailer of apparel, footwear and accessories (since 2011)
- **Previous Public Company Boards (Past Five Years):** Fidelity National Financial, Inc., a title insurance provider (2016 – 2018)

Key Qualifications and Board Impact:

- Ms. Kerr's service on public and private company boards and her skills and experience in the practice of law and corporate governance qualify her to serve on our Board.
- As a founder or co-founder of multiple technology companies and with her certifications in cybersecurity and technology, Ms. Kerr provides valuable experience and insights in the Board's effective oversight of our cybersecurity risks.

 Leadership Experience

 Public Company Board Experience

 Finance

 Technology and Digital

 Global Perspective

 Consumer Marketing

 Retail

 Risk Management

Mark S. LaVigne



Age: 52
Director since: 2023

Committee Membership:

Audit

Executive Roles:

- President and Chief Executive Officer of Energizer Holdings, Inc., a manufacturer of primary batteries, auto care and portable lighting products (2021 – present)
- Formerly held senior executive positions at Energizer Holdings, Inc.:
  - President and Chief Operating Officer (2019 – 2020)
  - Executive Vice President and Chief Operating Officer (2015 – 2019)
- Formerly served as Vice President, General Counsel and Secretary of the former parent company of Energizer Holdings, Inc. (2012 – 2015)
- Formerly practiced law as a partner at Bryan Cave LLP (2007 – 2010)

Public Boards:

- **Other Public Company Boards:** Energizer Holdings, Inc., a manufacturer and marketer of primary batteries, auto care and portable lighting products (since 2021)

Key Qualifications and Board Impact:

- Mr. LaVigne's experience as CEO of a public company that manufactures and markets a portfolio of iconic consumer brands, along with his experience on a public company board, qualifies him to serve on our Board. With his operational leadership and legal background, Mr. Lavigne also has extensive experience with risk management and oversight.
- With his leadership of digital transformation initiatives across a global enterprise and extensive experience in the e-commerce channel, Mr. LaVigne also provides valuable experience and insights in the Board's oversight of the company's technology and digital strategy.

 Leadership Experience
 Public Company Board Experience
 Finance
 Technology and Digital

 Global Perspective
 Sourcing/ Manufacturing
 Consumer Marketing
 Human Capital Management

 Risk Management

Michael T. Lawton



Age: 64
Director since: 2013

Chair of the Board

Committee Membership:

Audit

Compensation and Talent Oversight

Executive Roles:

- Former Executive Vice President and Chief Financial Officer of Domino's Pizza, Inc., a pizza restaurant chain (2010 – 2015)
- Formerly held senior executive positions at Domino's Pizza, Inc.:
  - Executive Vice President, Supply Chain Services (2014 – 2015)
  - Interim Chief Information Officer (2011 – 2012)
  - Executive Vice President of International (2004 – 2011)
  - Senior Vice President Finance and Administration of International
- Formerly held various financial and general management positions with Gerber Products Company, including Vice President Finance International

Public Boards:

- **Other Public Company Boards:** Universal Corporation, a leading global supplier of leaf tobacco (since 2016)

Key Qualifications and Board Impact:

- Mr. Lawton's experience as CFO of a public company and senior executive of a well-known consumer brand, along with his experience on a public company board, qualify him to serve on our Board.
- As a former public company CFO and a vice president of finance international at two companies, Mr. Lawton provides valuable experience and insights in the Board's oversight of risk management and international business operations.

 Leadership Experience    Public Company Board Experience    Finance    Technology and Digital

 Global Perspective    Sourcing/ Manufacturing    Consumer Marketing    Retail

 Human Capital Management    Risk Management

Rebecca L. O'Grady



Age: 55
Director since: 2019

Committee Membership:

Compensation and Talent
Oversight (Chair)

Executive Roles:

- Former President of Global Häagen-Dazs and Chief Marketing Officer for International Marketing, e-Commerce & Consumer Insights of General Mills, Inc., a global food company (2014 – 2016)

- Former President of Yoplait USA, a division of General Mills (2009 – 2014)

- Joined General Mills in 1990, and held leadership roles in a variety of divisions and brands including Yoplait, Cheerios, Progresso and Betty Crocker

Other Leadership Roles:

- Director of Ripple Foods, a dairy alternative product private company

- Director and audit committee chair of Tropicale Foods, Inc., a private manufacturer and distributor of frozen novelty products

- Director of HALO Branded Solutions, Inc., a promotional marketing products private company

Key Qualifications and Board Impact:

- As a former chief marketing officer, Ms. O'Grady's consumer marketing expertise and e-commerce experience with well-known consumer brands and global retailers qualifies her to serve on our Board.

- With over 25 years of experience leading businesses both domestically and globally for General Mills, Inc., Ms. O'Grady provides valuable experience and insight in the Board's oversight of risk management, human capital management and international operations.

|  Leadership Experience |  Finance |  Global Perspective |  Sourcing/ Manufacturing |
|  Consumer Marketing |  Retail |  Human Capital Management |  Risk Management |

Lauren B. Peters



Age: 62
Director since: 2016

Committee Membership:

Audit (Chair)

Executive Roles:

- Former Executive Vice President and Chief Financial Officer of Foot Locker, Inc., an omni-channel footwear retailer operating and franchising stores globally under a portfolio of brands (2011 – 2021)
- Senior Vice President of Strategic Planning of Foot Locker, Inc. (2002 – 2011)
- Formerly held various other senior financial leadership roles at Foot Locker, Inc. and Robinsons-May, a division of May Department Stores
- Former Audit Manager with Arthur Andersen & Company
- Licensed Certified Public Accountant

Public Boards:

- **Other Public Company Boards:** Allegion plc, a global provider of security products and solutions (since 2021); Victoria's Secret & Co., a global intimates and beauty brand and omni-channel retailer (since 2021)

Other Leadership Roles:

- Member of the board of trustees and finance committee of the Katherine Hepburn Cultural Arts Center (since June 2023)

Key Qualifications and Board Impact:

- Ms. Peters' extensive financial and strategic planning experience with consumer-facing, fashion-oriented omni-channel and global retailers and her service on multiple public company boards qualify her to serve on our Board.
- With over 30 years of experience in the retail industry, leading large financial organizations of public companies, Ms. Peters provides valuable experience and insights in the Board's oversight of the company's growth strategy and financial and other risk management.

 Leadership Experience    Public Company Board Experience    Finance    Technology and Digital

 Global Perspective    Consumer Marketing    Retail    Human Capital Management

 Risk Management

Melinda D. Whittington



Age: 56
Director since: 2021

Committee Membership:

None

Executive Roles:

- Our President and Chief Executive Officer since April 2021
- Our former Senior Vice President and Chief Financial Officer (2018 – April 2021)
- Former Chief Financial Officer of Allscripts Healthcare Solutions, Inc., a publicly traded healthcare information technology solutions company (2016 – 2017)
- Former Senior Vice President, Corporate Controller and Chief Accounting Officer of Kraft Foods Group, Inc. (now The Kraft Heinz Company), a consumer packaged food and beverage company (February 2015 – October 2015)
- Formerly held various finance positions of increasing responsibility with Kraft Foods Group, Inc. and The Procter & Gamble Company, a multinational consumer goods corporation, including expatriate assignments in Belgium and Costa Rica.

Public Boards:

- **Other Public Company Boards:** Best Buy Co., Inc., a consumer electronics retailer (since 2023)

Other Leadership Roles:

- Member of the board of directors of the American Home Furnishings Alliance
- Member of the board of directors of the American Home Furnishings Hall of Fame
- Member of the board of Business Leaders for Michigan
- Member of the board of directors of the YMCA of Monroe, Michigan
- Member of the Ohio State University Fisher College of Business Dean's Advisory Council

Key Qualifications and Board Impact:

- Ms. Whittington's over 30 years' of leadership experience at multiple public companies, including extensive consumer products expertise and proven capability in operational and financial matters, her significant risk management and human capital management experience, and her international perspective qualify her to serve on our Board.
- Serving as our CEO, previously as our Chief Financial Officer and in various industry-wide leadership roles, Ms. Whittington provides valuable experience and insights on the business and financial performance of the company and on industry trends and transformation in the Board's oversight of the company's strategy and performance.



Leadership Experience Public Company Board Experience Finance Technology and Digital

Global Perspective Sourcing/Manufacturing Consumer Marketing Retail

Human Capital Management Risk Management

Corporate Governance

Overview

Our Board of Directors is committed to good governance practices that further the company's strategic growth plans and enhance shareholder value over the long term, while also considering the interests of other stakeholders, including our employees, customers, vendors, and the communities we impact.

The Board oversees the company's performance, including its strategic direction and critical corporate policies that have the greatest impact on our operations. In exercising its oversight responsibility, the Board evaluates the performance of our President and Chief Executive Officer ("CEO") and monitors our strategic plan, our performance against the plan, and management's assessment and remediation of the company's risks. As part of the strategic planning process, the Board reviews the company's capital allocation plan and its investment in research and product development, information technology, and employee development, with a focus on promoting the company's long-term growth. The Board regularly reviews our governance practices and processes to ensure they remain effective, making changes when appropriate. It also monitors the company's culture to encourage a focus on sustainable growth and to ensure we maintain the highest levels of ethics and integrity, especially with respect to our financial statements and disclosures.

Director Independence

Our Board strongly supports the requirement for director independence. Consistent with the New York Stock Exchange listing standards, our Corporate Governance Guidelines require that a substantial majority of our directors be independent, and we limit membership on each of our Board committees to independent directors. Our Board annually reviews and determines if any director has a material relationship with our company, our management, or our other directors that would impede the director's independence. Applying the New York Stock Exchange listing standards and our Corporate Governance Guidelines, our Board has determined that each of our current directors, other than Ms. Whittington, is independent, that is: Ms. Alexander, Ms. Gallagher, Mr. Hackett, Mr. Haider, Ms. Kerr, Mr. LaVigne, Mr. Lawton, Mr. McCollough, Ms. O'Grady, and Ms. Peters are each independent. Ms. Whittington, our President and CEO, does not serve on any Board committees. In addition, Dr. H. George Levy and Dr. Nido R. Qubein, who served on the Board until the 2022 Annual Meeting of Shareholders, were deemed to be independent.

Leadership Structure

Our Board evaluates, from time to time as appropriate, our leadership structure and whether to combine or separate the roles of Chair of the Board and CEO, in light of all relevant facts and circumstances. Based on the relevant facts and circumstances, including the demands of our internal business plans and the external business environment, the Board determines the leadership structure it considers to be in the best interests of the company and our shareholders at that time. In 2022, our independent Lead Director Michael Lawton became non-executive Chair of the Board, with Melinda Whittington serving as our President and Chief Executive Officer and a member of the Board. Our company has a history of adapting its leadership structure to best serve the interests of the company and our shareholders at that time, and intends to continue to do so, as appropriate.


2011 - Positions combined, with an independent Lead Director
2021 - Positions separated with the former Chairman and CEO serving as non-executive Chairman, and an independent Lead Director
2022 - Positions separated with an independent director serving as non-executive Chairman

Our bylaws and Corporate Governance Guidelines provide that the Chair of the Board establishes, in collaboration with the Chairs of the committees and the CEO, the agendas for, and presides at, all meetings of the shareholders and of the Board.

Board Risk Oversight

Our Board is responsible for risk oversight and our management is responsible for the day-to-day assessment, monitoring and mitigation of the company's risks.

Board Oversight

To ensure vigilant monitoring of risks, the Board feels that it is important to maintain direct oversight of our enterprise risk management process and significant risks, including: cybersecurity risks; strategic and operational risks; reputational, brand and legal risks; and environmental and sustainability risks. Our Board encourages open communication and appropriate escalation of risk reporting throughout the enterprise. The Board annually reviews management's enterprise risk management process, which is designed to provide visibility to the Board on significant risks and risk mitigation strategies. In conjunction with the Board's strategic plan review, management identifies risks directly related to the strategic plan, as well as new and emerging risks.

Board oversight of enterprise risk management process. The company's enterprise risk management process engages key business and functional leaders to identify the major risks that the company faces. In addition to assessing major risks, management identifies ways to mitigate and monitor such risks. At least annually, the company's executive leadership reviews with the full Board the major risks identified in the enterprise risk management process, as well as the steps identified to mitigate such risks. Each of the business and functional leaders responsible for the management of these identified risks also regularly discuss with the Board changes in assessment of those risks and mitigation plans.

Board oversight of cybersecurity and information security risks. With respect to cybersecurity risks, the company's Chief Information Officer reports directly to the Board, at least twice a year, on cybersecurity and information security risks and attends Board meetings to be available to discuss cybersecurity and information security matters with the Board. In addition, the Chief Information Officer attends quarterly Audit Committee meetings to discuss risks and internal controls related to information technology and systems.

Board oversight of environmental and sustainability risks. As part of its oversight of environmental and sustainability risks, the Board has a direct role in shaping the company's sustainability roadmap and is integrally involved in our commitment to pursue a net-zero emissions goal. Our Vice President of Sustainability and Environmental Health and Safety regularly reports on environmental and sustainability progress and risks to the Board and our Vice President, General Counsel and Chief Compliance Officer regularly reports to the Board and Audit Committee on related compliance matters and risks.

Committee Oversight

The Board has delegated to the appropriate standing committees the oversight of certain risks within their respective areas of responsibility. The Nominating and Governance Committee ensures that all risks, including any emerging risks, are monitored by the Board or the appropriate standing committee. Each committee regularly reviews and reports to the Board on its respective risk categories. Throughout the year, our Board and Board committees review and discuss the various risks confronting the company, paying special attention to new operating and strategic initiatives.

Compensation and Human Capital Management Risks

The Compensation and Talent Oversight Committee, with assistance from its independent compensation consultant, conducted a review of the risks arising from the company's compensation policies and practices for employees, including executives. Based on such review, the Compensation and Talent Oversight Committee concluded that these risks are not reasonably likely to have a material adverse effect on the company. In addition, the company's Chief Human Resources Officer reports to the Compensation and Talent Oversight Committee on human capital management matters and risks.

Board Refreshment and Tenure

Our Nominating and Governance Committee believes in the benefits of refreshing the Board on an ongoing basis through the nomination and election of new directors who can bring new ideas, perspectives and skills to the boardroom. In selecting director nominees, the Nominating and Governance Committee weighs the need for both director refreshment and institutional memory, and considers average tenure of the non-employee members of our Board as part of its holistic assessment of Board composition. It believes that the appropriate mix of varied levels of tenure and experience can help to mitigate risk.

Our Nominating and Governance Committee seeks to achieve a balance in director tenure through appropriate and deliberate Board refreshment and does not believe that it is appropriate at this time to set absolute term limits on the length of a director's service. Directors who have served on the Board for an extended period of time are able to provide valuable insight into the operation and future of the company based on their experience with, and understanding of, our history, policies and objectives. The average tenure (through their current term of service) of the non-employee members of our Board standing for reelection at the Annual Meeting is approximately 5.1 years.

Succession Planning

Our Board engages in an effective planning process to identify, evaluate and select potential successors to the CEO and other members of executive management. The CEO and the Chief Human Resources Officer provide regular updates to the Board on significant changes in key personnel and, at least annually, the chief human resources officer reviews with the Board executive management succession planning. Each director has complete and open access to any member of management. The senior members of management are invited regularly to make presentations at Board and committee meetings and meet with directors in informal settings to allow the directors to form a more complete understanding of the executive's skill and character. The Board periodically reviews and revises, as necessary, the company's emergency management succession plan, which details the actions to be taken by specific individuals in the event the CEO suddenly dies or becomes incapacitated.

Board Self-Evaluation Process

As required by our Corporate Governance Guidelines, annually, the Board conducts a self-evaluation of its performance and effectiveness. In addition, each of the standing committees of the Board conducts an annual self-evaluation of its performance and effectiveness and discusses the results of such assessment with the Board. Finally, the Chair of the Board conducts individual performance evaluation discussions with each non-employee director. The purpose of the self-evaluation process is to identify ways in which to enhance the effectiveness of the Board's and committees' oversight of the company's business and financial performance and its corporate governance. As part of the self-evaluation process, each director completes written questionnaires developed by the Nominating and Governance Committee to provide feedback on the effectiveness of the Board and the committees on which they serve, including the performance of the Chair of the Board (and Lead Director, if applicable) and committee Chair, respectively. Given the Board's commitment to the creation of long-term shareholder value, each Board and committee self-evaluation questionnaire begins with the topic of shareholder value creation. The Board self-evaluation questionnaire also covers the following topics, among others: the company's strategic plan; management performance and succession planning; oversight of risk management, diversity, inclusion and belonging efforts, the ethics and compliance program, sustainability efforts, and information security; and the Board's composition, structure, and effectiveness.

Related Person Transactions

Our Code of Conduct, which applies to all of our employees, executive officers and directors, requires that any potential conflict of interest be either avoided or fully disclosed. Each year, we require our directors and executive officers to disclose any transactions between them or their immediate family members and the company that involve amounts in excess of $120,000. Pursuant to our related person transactions policy, the Audit Committee reviews any reported transactions related to directors or executive officers and takes appropriate action. Since the beginning of FY 2023, there have been no related person transactions requiring disclosure pursuant to Item 404 of Regulation S-K.

Stock Ownership Guidelines

We encourage significant stock ownership by the Chair of the Board, directors and executive management to align the interests of our leadership with those of our shareholders. We have established stock ownership guidelines that require each non-employee director to own La-Z-Boy equity equal in value to a multiple of their annual cash retainer. Our CEO and the other NEOs are required to own La-Z-Boy equity equal in value to a multiple of their respective base salary.

Current stock ownership guideline values for the Chair of the Board, directors and the named executive officers are as follows:

	Guideline Value (Multiple of Salary or Annual Cash Retainer)
Chair of the Board	5x
Non-employee directors	5x
President and CEO	5x
Other NEOs	3x

In determining compliance with the guidelines, we include shares owned directly, shares held in a family trust or qualified retirement program, performance-based shares contingently earned in completed performance periods but not yet paid out, and restricted share awards. However, we do not include stock options (whether vested or unvested) or unearned performance-based shares for such purposes.

Non-employee directors are required to meet this ownership level within five years of being elected to the Board. As of April 29, 2023, all our directors who have served on the Board for five or more years held sufficient equity of our company to satisfy the stock ownership guidelines. NEOs are required to meet this ownership level within approximately five years after becoming subject to the guidelines or an increase in the guidelines. As of April 29, 2023, all our NEOs either held sufficient equity of our company to satisfy the stock ownership guidelines or were within the five-year transition period.

Prohibition on Hedging and Pledging

We prohibit directors, officers, or employees from hedging or pledging our shares or engaging in short-term speculative trading, including short sales, trading in puts and calls, and buying on margin.

Meetings and Attendance; Overboarding Policy

Our Board met five times during FY 2023. At every Board meeting, the non-employee directors met in executive session, chaired by the independent, non-executive Chair of the Board, without management present. During FY 2023, each of our directors attended at least 75% of the meetings of the Board and committees on which the director served. All of the continuing directors attended the 2022 annual meeting of shareholders, and consistent with the policy set forth in our Corporate Governance Guidelines, we expect all continuing directors to participate in the Annual Meeting.

Our Corporate Governance Guidelines provide that directors who also serve as named executive officers (or in equivalent positions) of public companies should not serve on more than one board of a public company in addition to the company's Board, unless approved by the Nominating and Governance Committee. Other directors should not serve on more than three boards of public companies in addition to the company's Board, unless approved by the Nominating and Governance Committee. Directors serving on the company's Audit Committee shall not serve on more than two audit committees of public companies in addition to the company's Audit Committee, unless approved by the Nominating and Governance Committee.

Corporate Governance Guidelines and Code of Conduct

The company has adopted a Code of Conduct that applies to all of our employees, executive officers and directors. Our Corporate Governance Guidelines and Code of Conduct, as well as other key governance documents, can be found on our website at http://investors.la-z-boy.com, under "Corporate Governance."

Sustainability

Reporting

Our unrelenting commitment to producing high-quality, comfortable furniture has been a fundamental part of how we operate, and since our founding we have been committed to do right by our customers, consumers, employees, shareholders, and communities. Aligned with our core values, we embrace curiosity for sustainable design, operate with compassion for a sustainable planet, and empower courage for a sustainable culture.

Consistent with these values and our longstanding commitment to social responsibility, we strive to provide our shareholders with important information about our sustainability-related governance and performance. In an effort to provide comparable information, we have adopted a framework through which we can hold ourselves accountable for the environmental and social impact of our business operations using the Sustainability Accounting Standards Board ("SASB") Building Products and Furnishings Standard. In addition, we are working to align our reporting with the climate-specific recommendations developed by the Task Force on Climate-related Financial Disclosures (the "TCFD"). Our climate ambition is to reach net-zero emissions by 2050, aligning with prevailing climate science and the Paris Agreement framework. In 2021, we joined the Science Based Targets initiative (the "SBTi") and made a public commitment to set science-based decarbonization targets, which we plan to unveil later this year.

We have published our inaugural La-Z-Boy Environmental, Social and Governance ("ESG") Report. We invite you to visit our website at http://investors.la-z-boy.com under "Sustainability" to read our report to learn more about our ESG initiatives and impact.

ESG Highlights

As we make progress toward our previously announced ambition of net-zero emissions by 2050, we implemented multiple new initiatives to complement our existing climate impact reduction activities. Among the slate of new actions are the gradual shift toward packaging material composed of post-consumer use waste to minimize the carbon footprint of our products, partnering with a third-party to standardize the waste management and recycling process across most of our U.S. manufacturing, distribution and retail locations, and implementation of energy efficiency programs across multiple locations. This includes installing LED lighting, switching to renewable energy when it is available as part of the local grid, and promoting energy conservation activities amongst our employees. Further, the Virtual Power Purchase Agreement we entered into in April 2021 allows us to offset the carbon footprint of more than 90 percent of our current total annual energy consumption in the United States through renewable energy certificates. We strive to maintain transparency around our impact, through reporting how our initiatives around the globe contribute toward our climate goals, and will share those results in our annual ESG Report, which is anticipated to be published on our website later in 2023.

Shareholder Engagement

We are committed to transparent and active engagement with our shareholders to both share our perspectives and obtain valuable insight and feedback from shareholders on matters of mutual interest. Our shareholder engagement is a year-round process that may involve the Chair of the Board, Lead Director (if applicable), executive management, and members of our investor relations, corporate governance, environmental, and executive compensation teams. Throughout the year, we meet with institutional investors and analysts to inform and share our perspectives and to solicit their feedback on our performance. This includes participation in investor and industry conferences and other group and one-on-one meetings throughout the year. We also engage with the corporate governance teams of our major shareholders, through conference calls that occur during and outside of the proxy season. In FY 2023, we invited our top shareholders representing over 40% of the company's outstanding common stock to engage with the Chair of the Board and certain members of management on various strategic and other matters, including company strategy and performance, Board diversity and refreshment, executive compensation, and ESG priorities such as human capital management, sustainability initiatives, oversight and performance, and corporate governance practices. Feedback the company receives from shareholders is regularly reported to the Board and its committees, as appropriate, and informs the Board's deliberations on the company's strategy, operations, governance practices, executive compensation program, and oversight of sustainability initiatives. For further discussion of our shareholder engagement on executive compensation matters, please see Say-on-Pay Vote and Shareholder Engagement on page 37.

Communication with Directors

Interested parties, including shareholders, may communicate with, or provide recommendations to, our Board, the Chair of the Board or Lead Director (if applicable), or other specified members or committees of the Board by sending correspondence to our Corporate Secretary at La-Z-Boy Incorporated, One La-Z-Boy Drive, Monroe, MI 48162, and specifying in such correspondence the intended recipient or recipients of the communication or recommendation. The Corporate Secretary reviews and compiles all communications received, provides a summary of any lengthy or repetitive communications, and forwards them to the specified recipient director or directors. The complete communication is provided when requested by the relevant director, directors or committee.

Committees of the Board

We have three standing committees of the Board: the Audit, Compensation and Talent Oversight, and Nominating and Governance Committees. Each committee is composed of only independent directors. Each committee operates under a charter (which can be found at http://investors.la-z-boy.com, under "Corporate Governance") and has the ability to engage independent consultants and advisors at the company's expense to assist the committee in fulfilling its duties. Mr. Lawton, our independent, non-executive Chair of the Board, serves on the Audit Committee and Compensation and Talent Oversight Committee and generally attends the meetings of the other committees. The current membership and Chair of each of the committees are shown in the table below.

Name	Audit	Compensation and Talent Oversight	Nominating and Governance
Erika L. Alexander			✔
Sarah M. Gallagher		✔	
James P. Hackett			✔ (*Chair*)
Raza S. Haider			✔
Janet E. Kerr			✔
Mark S. LaVigne	✔		
Michael T. Lawton (Chair of the Board)	✔	✔	
W. Alan McCollough	✔		
Rebecca L. O'Grady		✔ (*Chair*)	
Lauren B. Peters	✔ (*Chair*)		
Melinda D. Whittington			

Audit Committee

Members: Lauren B. Peters (Chair)
Mark S. LaVigne
Michael T. Lawton
W. Alan McCollough

FY 2023 meetings: 9

Independence: Each member of the committee is independent and financially literate

Audit Committee Financial Expert: Each member of the committee is an "audit committee financial expert," as defined by the SEC

Key risk oversight and other duties:

- Financial reporting process
- Ethics and compliance-related matters
- Legal and regulatory compliance matters
- Effectiveness of our internal and external audit functions
- Selection and oversight of our independent registered public accounting firm

The Audit Committee monitors the independence of the company's independent registered public accounting firm, annually requests and reviews the firm's written statement of relationships with the company, and reviews and limits our use of the firm for non-audit work. The committee reviews the staff assigned to our audit and ensures the lead partner is rotated at least once every five years. The committee discusses with management and our independent registered public accounting firm the quality and adequacy of our internal controls over financial reporting.

Report: The Audit Committee Report is set forth beginning on page 30 of this Proxy Statement.

Compensation and Talent Oversight Committee

Members: Rebecca L. O'Grady (Chair)
Sarah M. Gallagher
Michael T. Lawton

FY 2023 meetings: 4

Independence: Each member of the committee is independent; each is an "outside director" under the Internal Revenue Code and a "non-employee director" under the Securities Exchange Act of 1934, as amended

Key risk oversight and other duties:

- Compensation of executive officers

- Executive and senior management incentive compensation program

- Non-employee director equity and cash compensation program

- In conjunction with the Board, evaluating the CEO's performance

- Human capital management, including succession planning, talent management, employee engagement, and diversity, inclusion and belonging

The Compensation and Talent Oversight Committee receives advice on executive compensation matters from outside compensation consultants. Each year, the committee reviews and discusses the independence of its independent compensation consultants and has determined that its independent compensation consultant, Frederic W. Cook & Co., Inc., is independent and that their work for the committee does not raise any conflicts of interest.

Report: The Compensation and Talent Oversight Committee Report is set forth on page 32 of this Proxy Statement.

Nominating and Governance Committee

Members: James P. Hackett (Chair)
Erika L. Alexander
Raza S. Haider
Janet E. Kerr

FY 2023 meetings: 4

Independence: Each member of the committee is independent

Key risk oversight and other duties:

- Board governance practices

- Identification and evaluation of director candidates

- In conjunction with the Board, enterprise risk management process

The Nominating and Governance Committee makes recommendations on general corporate governance issues, including the size, structure, and composition of the Board and its committees. The committee also assists the Board in ensuring that all risks are monitored by the Board or the appropriate standing committee. See "Risk Oversight" above for further discussion of our risk oversight process.

Director Compensation

Only our non-employee directors are compensated for service on the Board. Non-employee director compensation is determined by the Board, after considering the recommendation of the Compensation and Talent Oversight Committee. In February 2022, the committee asked its independent compensation consultant, Frederic W. Cook & Co., Inc., to provide an independent assessment of the director compensation program to evaluate its continued alignment with peer companies and sound governance practices. Based on such assessment and the recommendation of the Compensation and Talent Oversight Committee, the Board approved increasing the annual cash retainer from $85,000 to $100,000 and the annual equity grant value from $105,000 to $120,000, as rounded up to provide for a whole number of restricted stock units ("RSUs"), and made no other changes to director compensation.

For FY 2023, the compensation for our non-employee directors was a combination of cash and RSUs, as shown below.

Chair of the Board Retainer: For the Chair of the Board, an additional annual cash retainer of $100,000 (in addition to the annual cash retainer payable to all non-employee directors).

Annual Cash Retainer: For each non-employee director, an annual cash retainer of $100,000.

Committee Chair Cash Retainers: For the Chairs of our Audit, Compensation and Talent Oversight, and Nominating and Governance Committees, an additional cash retainer of $20,000, $15,000, and $10,000, respectively.

Equity Grant (RSUs): We granted each non-employee director (other than Mr. LaVigne and Mr. Haider) 4,582 RSUs with a grant date fair value of $120,003. Mr. LaVigne, who joined our Board on February 28, 2023, and Mr. Haider, who joined our Board on June 27, 2023, each received a pro rated equity grant. Each RSU is equivalent in value to a share of our common stock. The RSUs do not include voting rights. With respect to the RSUs granted in FY 2023, (1) we award dividend equivalents on RSUs at the same time and in the same amount as dividends declared on our common stock but they are not paid in cash until the RSUs vest, and (2) the RSUs vest and are settled, in shares only, on the one-year anniversary of the grant date.

Miscellaneous: We reimburse directors for their cost of travel, lodging, and related reasonable expenses incurred in the performance of their duties, including for participation in director education programs. We provide membership in the National Association of Corporate Directors for each director. Each director is eligible to purchase our products from us at a discount.

FY 2023 Director Compensation

Name	Fees Earned or Paid in Cash ($)[1]	RSU Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Erika L. Alexander	100,000	120,003	4,108	224,111
Sarah M. Gallagher	100,000	120,003	15,386	235,389
James P. Hackett	110,000	120,003	5,495	235,498
Janet E. Kerr	100,000	120,003	45,842	265,845
Mark S. LaVigne	100,000	60,000	337	160,337
Michael T. Lawton	200,000	120,003	21,934	341,937
H. George Levy, MD[4]	33,333	—	10,931	44,264
W. Alan McCollough	100,000	120,003	48,328	268,331
Rebecca L. O'Grady	115,000	120,003	8,943	243,946
Lauren B. Peters	120,000	120,003	15,386	255,389
Dr. Nido R. Qubein[4]	78,333	—	10,931	89,264

[1]   Includes annual cash retainer, Chair of the Board retainer, and committee Chair cash retainers, as applicable.

[2]   The amounts reported in this column represent the grant date fair value of RSUs granted in FY 2023, calculated in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. As of April 29, 2023, our non-employee directors held RSUs that settle in shares of common stock as follows: Ms. Alexander – 7,019 units; Ms. Gallagher – 23,293 units; Mr. Hackett – 9,029 units; Ms. Kerr – 54,314 units; Mr. LaVigne – 1,853 units; Mr. Lawton – 32,742 units; Mr. McCollough – 54,314 units; Ms. O'Grady – 13,995 units; and Ms. Peters – 23,293 units. As of such date, our non-employee directors also held RSUs settleable in cash as follows: Ms. Kerr – 12,927 units; and Mr. McCollough – 16,514 units.

[3]   Reflects payment (or with respect to RSUs granted following the 2022 Annual Meeting, accrual) of dividend equivalents on RSUs at the time and in the amount that dividends were declared on shares of our common stock.

[4]   Dr. Levy and Dr. Qubein retired from the Board on August 30, 2022.

AUDIT MATTERS

Proposal 2: Ratification of Selection of Independent Registered Public Accounting Firm for Fiscal Year 2024

The Audit Committee selects the company's independent registered public accounting firm and manages all aspects of the relationship, including the firm's compensation, retention, replacement, and scope of work. The Audit Committee conducts an annual evaluation of the independent registered public accounting firm's qualifications, performance, and independence. In accordance with SEC rules, the lead partner overseeing the company's independent audit engagement rotates every five years and the Audit Committee and its Chair are directly involved in the company's selection of the lead engagement partner. Such lead partner rotation occurred as of the beginning of FY 2021.

The Audit Committee has selected PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") as the company's independent registered public accounting firm ("independent auditor") for FY 2024. PricewaterhouseCoopers acted as our independent auditor for FY 2023 and has served as the company's independent auditor since 1968. The Audit Committee and the Board believe that the continued retention of PricewaterhouseCoopers as the company's independent auditor is in the best interests of the company and its shareholders. Representatives of PricewaterhouseCoopers will be available at the Annual Meeting to answer questions and will have the opportunity to make a statement.

We ask you to ratify the selection of PricewaterhouseCoopers as our independent auditor. Although ratification is not required by our bylaws or otherwise, the Board and the Audit Committee submit the selection of PricewaterhouseCoopers to you for ratification as a matter of good corporate practice. The Audit Committee may reconsider the selection if it is not ratified. In addition, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the company and its shareholders.

Our management will present the following resolution at the Annual Meeting:

RESOLVED, the Audit Committee's selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm for La-Z-Boy Incorporated for fiscal year 2024 is ratified.

 **THE BOARD AND THE AUDIT COMMITTEE RECOMMEND THAT YOU VOTE "FOR" PROPOSAL 2**

Audit Committee Report

In accordance with the charter adopted by the Board, the Audit Committee assists the Board of Directors in overseeing our financial reporting process, internal controls and procedures, and compliance with legal and regulatory requirements. Management is responsible for the company's financial reporting process and related internal controls, while the independent registered public accounting firm is responsible for independently auditing the company's financial statements and internal controls in accordance with the auditing standards of the Public Company Accounting Oversight Board ("PCAOB"). The current Audit Committee charter, which provides more information regarding the committee's responsibilities and processes, is available on the La-Z-Boy website at http://investors.la-z-boy.com, under "Corporate Governance."

The Audit Committee selects the company's independent registered public accounting firm and manages all aspects of the relationship, including the firm's compensation, retention, replacement, and scope of work. In selecting PricewaterhouseCoopers LLP as the company's independent registered public accounting firm for FY 2024, the committee evaluated the firm's independence, including reviewing the written disclosures and letter from PricewaterhouseCoopers LLP required by the PCAOB, and discussed with PricewaterhouseCoopers LLP its independence. The committee also discussed with PricewaterhouseCoopers LLP the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. The committee also considered whether PricewaterhouseCoopers LLP's provision of non-audit services to the company is compatible with the firm's independence. The committee determined that PricewaterhouseCoopers LLP is independent of the company and management.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management and PricewaterhouseCoopers LLP the company's audited financial statements for the fiscal year ended April 29, 2023. The Audit Committee met nine times during FY 2023. The committee regularly meets with the senior members of the company's financial management team and the company's independent registered public accounting firm. The committee selectively met with key managers of the company to review or discuss potential financial risks related to the company. The committee also regularly met in executive sessions, in separate private sessions with PricewaterhouseCoopers LLP, the key members of the senior management team, and the internal audit team. At these meetings, the committee discussed the company's financial estimates and judgments, internal controls over financial reporting, accounting principles, and regulatory compliance.

Based on the reviews and discussions described above, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, the inclusion of the audited financial statements in La-Z-Boy's Annual Report on Form 10-K for the fiscal year ended April 29, 2023, for filing with the SEC.

The Audit Committee

Lauren B. Peters, Chair
Mark S. LaVigne
Michael T. Lawton
W. Alan McCollough

Audit and Other Fees

For professional services rendered to the company for FY 2022 and FY 2023, PricewaterhouseCoopers has billed us as follows:

	FY 2023	FY 2022
Audit Fees	$ 2,216,000	$ 2,155,000
Audit-Related Fees	—	—
Tax Fees	57,000	59,000
All Other Fees	7,000	7,000
Total Fees	$ 2,280,000	$ 2,221,000

Audit Fees: Consist of fees for the audit work performed on our annual financial statements included in our annual report on Form 10-K, our internal controls over financial reporting, management's assessment of our internal controls over financial reporting, and reviews of the quarterly financial statements included in our quarterly reports on Form 10-Q, as well as audit services that are normally provided in connection with our statutory and regulatory filings.

Audit-Related Fees: Consist of fees for assurance and related services that are traditionally performed by the independent registered public accounting firm.

Tax Fees: Consist of fees for services related to tax compliance and other tax services. For FY 2023, these services related primarily to tax advisory services on research tax credits and to international tax compliance.

All Other Fees: Consist of subscription fees for PricewaterhouseCoopers' accounting research software tool and disclosure checklist tool in FY 2023.

Pre-Approval Policy and Procedures

The Audit Committee has a policy that all audit and non-audit services provided by our independent auditor must be approved in advance by the Audit Committee. Between meetings of the Audit Committee, the committee has delegated authority to review and approve such services to its Chair. Any such approval by the Chair must be reported to the entire Audit Committee at the next scheduled Audit Committee meeting. The Audit Committee approved all audit and non-audit services provided by the independent auditor, PricewaterhouseCoopers, in FY 2023 in accordance with its policy.

COMPENSATION MATTERS

Proposal 3: Approval, through a Non-Binding Advisory Vote, of the Compensation of our Named Executive Officers

Pursuant to regulations under Schedule 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we ask you to approve, on an advisory basis, the compensation of our named executive officers, as disclosed in this Proxy Statement in accordance with the compensation disclosure rules of the SEC, including Item 402 of the SEC's Regulation S-K.

As described in detail in the Compensation Discussion and Analysis, we seek to closely align the interests of our named executive officers with those of our shareholders. We have endeavored to design our compensation program to reward our named executive officers for individual and company-wide achievements without encouraging them to subject our company to excessive risks. Before voting on this proposal, please read the Compensation Discussion and Analysis and review the executive compensation tables and related narrative discussion. Those materials provide a detailed explanation of our executive compensation philosophy and practices.

The vote on this resolution is not intended to address any specific element of compensation but is instead a vote on approving the overall compensation of our named executive officers as described in this Proxy Statement. While the vote is non-binding, we value the opinion of our shareholders, and will consider the outcome of the vote when making future named executive officer compensation decisions.

Our management will present the following resolution at the Annual Meeting:

RESOLVED, the compensation paid to the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S–K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion, is hereby approved.

 **THE BOARD RECOMMENDS YOU VOTE "FOR" PROPOSAL 3**

Compensation and Talent Oversight Committee Report

The Compensation and Talent Oversight Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this Proxy Statement. Based on such review and discussions, the Compensation and Talent Oversight Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and be incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended April 29, 2023.

The Compensation and Talent Oversight Committee

Rebecca L. O'Grady, Chair
Sarah M. Gallagher
Michael T. Lawton

Compensation Discussion and Analysis

This section describes our executive compensation philosophy and the material components of our executive compensation program for our named executive officers ("NEOs"). We also explain how and why the Compensation and Talent Oversight Committee of our Board (or the "Compensation Committee") made the specific compensation decisions involving the NEOs for FY 2023, which ended on April 29, 2023.

Roadmap

Executive Summary
Our Purpose
Our Century Vision
Our FY 2023 Financial Highlights
Our FY 2023 Operational Highlights
Compensation Philosophy
Pay-for-Performance Overview
CEO Pay-for-Performance Alignment
Say-on-Pay Vote and Shareholder Engagement
Overview of Key Compensation Practices

Executive Compensation Framework
Compensation Objectives
Compensation Mix
Overview of Executive Compensation Program Elements

Determining Executive Compensation
Compensation Committee's Role
Pay-Setting Process Methodology and Peer Group

CEO and Other NEO Compensation
Base Salaries
Incentive Compensation
Retirement Benefits

Governance Features and Other Benefits
Executive Management Stock Ownership Guidelines
Severance Benefits
Recoupment of Incentive Payments

Our FY 2023 NEOs are:

Melinda D. Whittington

President and Chief Executive Officer

Robert G. Lucian

Senior Vice President and Chief Financial Officer

Otis S. Sawyer[1]

Former Senior Vice President and President,
La-Z-Boy Portfolio Brands

Michael A. Leggett

Senior Vice President and Chief Supply Chain Officer

Robert Sundy II

President, La-Z-Boy Brand and Chief Commercial Officer

[1] On December 8, 2022, the company announced Mr. Sawyer's retirement from the company, effective June 30, 2023. Mr. Sawyer served in his executive officer role through the end of FY 2023. Following the fiscal year end, Mr. Sawyer transitioned to a non-executive role through his retirement date.

Executive Summary

Our Purpose

We believe in the transformational power of comfort. Our purpose is to lead the global furnishings industry by leveraging our expertise in comfort, providing an excellent consumer experience, creating high quality products, and empowering our people to transform rooms, homes, and communities.

Our Century Vision

In FY 2023, we were relentlessly focused on transformation. We continued executing our strategic vision with the goal to grow faster than the furniture industry in sales and to deliver double-digit operating margin by our company's 100th year in 2027.

Century Vision:
Our plan to delight a wider consumer base with the transformational power of comfort

Grow faster than the industry; deliver double-digit operating margin by our 100th year in 2027

LA-Z-BOY
Expand La-Z-Boy Brand Reach

Reinvigorate our brand comfort story | Drive consumer-led innovation | Meet consumers where they want to shop | Expand the La-Z-Boy Furniture Galleries® network

JOYBIRD
Profitably Grow Joybird Brand

Expand brand awareness | Leverage omni-channel strength

Enhance Enterprise Capabilities

Agile Supply Chain | Modern Technology | People-first Employee Experience

Our FY 2023 Financial Highlights

Consolidated sales of

$2.3B

2% increase from FY 2022 after adjusting for 53rd week in FY 2022

GAAP operating income of

$211.4M

2% increase from FY 2022

Non-GAAP operating income of

$223.2M

17% increase from FY 2022

GAAP diluted EPS of

$3.48

3% increase from $3.39 in FY 2022

Non-GAAP diluted EPS of

$3.86

24% increase from $3.11 in FY 2022

GAAP operating cash flow

$205.2 M

260% increase from FY 2022

See Appendix A of this Proxy Statement for information regarding non-GAAP financial measures, including a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

Our FY 2023 Operational Highlights

Highlights for FY 2023 included:

- Record diluted earnings per share for the fiscal year
- Record delivered sales, operating profit, and operating margin for our company-owned Retail segment
- Strong cash flow generated from operating activities of $205.2 million
- Improved delivery lead times back to essentially pre-COVID levels
- Continued progress against our Century Vision growth strategy

In FY 2023, we delivered a second consecutive year of excellent results despite continued global economic and furniture industry volatility. Consolidated sales were $2.3 billion, an increase of 2% after adjusting for the additional week in FY 2022. Strong top-line results led to increased operating income, driving improvements in profitability and an increase in diluted earnings per share compared to FY 2022. Importantly, our Supply Chain team has collectively reduced furniture delivery lead times back to pre-pandemic levels, enabling our customers and consumers to once again experience our brand promise of custom furniture with speed to market, a key differentiator in the fragmented marketplace.

As we faced a challenging macro-economic environment in FY 2023, we remained focused on investing prudently to strengthen our capabilities and drive long-term profitable growth through our Century Vision strategic plan. During the year, we made significant progress on a number of our Century Vision objectives.

Specifically, for the La-Z-Boy brand:

- We acquired eight independent Furniture Galleries stores and opened six new Furniture Galleries stores
- We opened two "Outlet by La-Z-Boy" stores to test potential formats to expand our reach to value-seeking consumers
- We completed significant consumer research and segmentation which will inform future product innovation over the coming years
- We leveraged these consumer research results to develop and ready a new marketing campaign aimed at broadening the appeal of La-Z-Boy to more consumers, which will be launched this Fall
- We initiated a test market to assess the potential of new products and a new sub-brand aimed at consumers looking for a modern furniture look

We also strengthened foundational capabilities across the company:

- As furniture demand trends have reverted to pre-pandemic levels and more normal seasonality, we have improved the efficiency of our operations resulting in lower costs and improved cash flow through a significant reduction in inventory
- We have made significant investments back into our business to modernize key systems and improve HR and Supply Chain capabilities for future growth
- Finally, we made leadership organization changes which more effectively align the operation of our business units across the La-Z-Boy brand, our entire Furniture Galleries Network, and our portfolio of other brands

Finally, on Joybird:

- Given the challenged external environment for Joybird and other online, direct to consumer furniture brands, we prioritized improving its business model, reflecting our balanced focus on profitability
- We opened six new small-format urban showrooms, bringing our total store count to ten, as we seek to continue to grow Joybird with a true omni-channel experience for consumers

Long-Term Return to Shareholders

$123M
5-Year Total Dividends Paid

$206M
5-Year Total Share Repurchases

$329M
Returned to Shareholders over 5 Years

Compensation Philosophy

Our compensation philosophy is to provide a total direct compensation ("TDC") opportunity generally targeted to the median of the competitive market, with consideration of performance, skills, experience and other factors in setting individual pay levels. The majority of each NEO's annual target compensation is at-risk with the amount realized, if any, based on company and stock price performance. The pay level and at-risk portion increases as an NEO assumes greater levels of responsibility with greater potential impact on the company. Accordingly, our CEO's pay level and the at-risk pay portion of her TDC opportunity are higher than those of other officers due to her greater level of responsibility.

Pay-for-Performance Overview

Our company's performance drove our NEO compensation in FY 2023. Our annual Management Incentive Plan ("MIP") and our performance-based shares for the FY 2021-2023 performance period utilized a subset of the following performance metrics: sales, operating margin, operating cash flow, and relative total shareholder return ("rTSR"). Based on the company's performance, our NEOs earned the following incentive payouts:

2023 MIP 131% Payout	Sales and operating margin were the two performance metrics measured by the MIP for FY 2023. Although we achieved record sales for FY 2023 reflecting the realization of pricing surcharge actions and a favorable impact from product and channel mix, our company financial performance was slightly below the target performance goal for sales, but was well above the target performance goal for operating margin. As a result, NEOs received a FY 2023 MIP payout that was above the target payout level, commensurate with the achievement level of the pre-established performance goals.
2021-2023 LTIP 84% Payout	Sales and operating cash flow were two of the performance metrics that were measured for the FY 2021-2023 performance-based share award. Over the three-year performance period, our company financial performance on sales exceeded the maximum performance goal for sales. Our performance was over the maximum performance goal for operating cash flow in two of the three annual periods but below the threshold performance goal in the remaining annual period. The third metric, rTSR, was below the threshold performance goal for the cumulative three-year performance period. Overall, NEOs received a payout for the FY 2021-2023 performance-based share award that was slightly below the target vesting level, commensurate with the achievement level of the pre-established performance goals.

CEO Pay-for-Performance Alignment

The chart below compares the realizable TDC for the company's CEO (for FY 2023 and 2022, Ms. Whittington and formerly, in FY 2021, Mr. Kurt Darrow) relative to our peer group companies, with realizable pay for the past fiscal year valued as of our fiscal year end, April 29, 2023.


100%
50%
0%
3-year TSR Percentile Rank
LOW PAY FOR HIGH PERFORMANCE
La-Z-Boy
ALIGNED PAY AND PERFORMANCE
HIGH PAY FOR LOW PERFORMANCE
0%
50%
100%
Peer Group
LZB
3-Year CEO Realizable Pay Percentile Rank

-- Zone of aligned pay and performance represents area +/- 25% within perfect alignment between TSR and Pay

For purposes of the above charts, we have included the following elements in calculating "realizable pay" for the company and our peer groups companies:

- actual base salary paid,
- actual bonus earned for the year (typically paid in the subsequent year),
- for long-term incentives, the intrinsic value as of the applicable measurement date,
- for stock options, the in-the-money value of stock options granted in the last three years (vested and unvested) as of the applicable measurement date,
- for restricted stock (or restricted stock units in the case of certain peer companies), the number of shares granted multiplied by the stock price as of the applicable measurement date, adjusted for dividend reinvestments,
- for performance shares, shares earned or target awards for cycles beginning in the last three years multiplied by the stock price as of the applicable measurement date, adjusted for dividend reinvestments, and
- for performance cash in the case of certain peer companies, the dollar amount earned or target awards for cycles beginning in the last three years.

Say-on-Pay Vote and Shareholder Engagement

The Compensation Committee considers whether the company's executive compensation program is aligned with the interests of the company's shareholders. As part of its review of the company's executive compensation program, the Compensation Committee considered the approval by approximately 95% of the votes cast for the company's say-on-pay vote at our 2022 Annual Meeting of Shareholders. The Compensation Committee determined that the company's executive compensation philosophies and objectives and compensation elements continued to be appropriate and did not make any changes to the company's executive compensation program in response to the 2022 say-on-pay vote.

In FY 2023, we invited our top shareholders representing over 40% of the company's outstanding common stock to engage with our Chair of the Board and selected members of management on various strategic and other matters, including company strategy and performance, Board diversity and refreshment, executive compensation, and ESG priorities such as human capital management, sustainability initiatives, oversight and performance, and corporate governance practices. The Compensation Committee and the Board reviewed a summary of the shareholder feedback received on executive compensation-related matters. The shareholders with whom we engaged were generally supportive of our executive compensation program and approved of the extent to which it is performance-based. For a description of our on-going shareholder engagement efforts, please see page 26.

Overview of Key Compensation Practices

What We Do
✔ Pay for performance – Our NEO compensation program emphasizes variable pay over fixed pay. A majority of NEO target annual compensation is at-risk and linked to our financial or stock performance
✔ Establish and monitor compliance with stock ownership guidelines for executives – Our expectations for stock ownership further align NEOs' interests with those of our shareholders
✔ Use rTSR in long-term performance-based share awards
✔ Mitigate undue risk – We have maximum caps on potential incentive payments and a clawback policy on performance-based compensation
✔ Appoint only independent directors to the Compensation Committee
✔ The Compensation Committee engages an independent compensation consultant to assist it and the Board with executive compensation program design and review
✔ Provide severance and change-in-control arrangements that are designed to be aligned with market practices, including the use of double-trigger change-in-control severance agreements
✔ Prohibit hedging, pledging and short sales by executives and directors

What We Don't Do
✘ Do not provide employment agreements
✘ Do not gross up excise taxes upon a change in control
✘ Do not reprice options without shareholder approval
✘ Do not pay dividends on unearned performance-based shares or units
✘ Do not have single trigger vesting of equity-based awards upon a change in control
✘ Do not provide excessive perquisites

Executive Compensation Framework

Compensation Objectives

We design our executive pay program to support our business strategy and provide meaningful award opportunities that are aligned with the achievement of strategic and financial objectives.

- Pay for performance. We provide the majority of our NEOs' target TDC in annual and long-term incentive awards that are earned, or increase in value, based on company and/or stock performance.
- Reward for TSR. We align our NEOs' interests with our shareholders' interests by providing a significant portion of their annual target pay opportunity in the form of long-term equity incentives (for FY 2023, performance-based units, restricted stock units, and stock options) whose value is dependent on our stock price, and by basing a portion of the performance-based unit awards on rTSR.
- Require significant stock ownership. We require our NEOs to own meaningful amounts of our stock over a sustained period to further align their interests with the interests of long-term shareholders.
- Provide market competitive opportunities. We design our compensation packages, including base salaries and incentive opportunities, to be market competitive.
- Manage costs. In designing our executive pay program, we take into account the cost of various elements (share usage, cash flow, and accounting impacts).

Compensation Mix

In line with our pay-for-performance philosophy, the majority of each NEO's target TDC is performance-based and therefore, "at risk." Target TDC is composed of base salary, target annual bonus, and the target value of annual long-term equity incentives. Target TDC is used in the competitive review of target pay opportunities for each NEO. The charts below show the percentage of each element in the target TDC for our CEO and the average for our other NEOs.


CEO
18% Base Salary
20% Target MIP
15.5% Stock Options
15.5% Restricted Units (time-based)
31% Performance-Based Units
82% At Risk
Other NEOs (average)
33% Base Salary
22% Target MIP
11% Restricted Units (time-based)
23% Performance-Based Units
11% Stock Options
67% At Risk

Overview of Executive Compensation Program Elements

To best achieve our objectives for the FY 2023 executive pay program, we provide a compensation package composed of the following primary elements:

Component	Description	Performance-Based?	Page Reference
Base Salary	Fixed compensation for services rendered.	No[1]	See pg. 42
Management Incentive Program (MIP)	Short-term incentive plan that pays cash bonuses to participants based on performance against pre-established goals for sales and operating margin.	Yes	See pg. 43
Long-Term Incentives	Annual equity awards (for FY 2023, stock options, performance-based units, and restricted stock units) • Stock options attain value only if our stock price increases following the date of grant. • Performance-based units are earned based on performance against pre-established goals for sales and operating cash flow, and TSR relative to the S&P 600 Consumer Durables and Apparel sub-index. • Restricted stock units vest in equal installments over four years, subject to continued service. Value of the awards fluctuates based on the company's stock price performance.	Yes	See pg. 44
Retirement Benefits	A qualified 401(k) plan and non-qualified executive deferred compensation plan. Amounts contributed to 401(k) and deferred compensation plans are determined by an NEO's election. Matching contributions to 401(k) plans in excess of IRC limitations may be credited to the executive deferred compensation plan.	No[2]	See pg. 48

[1] Although base salary is not tied to the achievement of performance goals, the Compensation Committee considers performance in making any adjustments to base salaries.

[2] NEOs may only contribute or elect to defer amounts earned and paid during the year (i.e., actual base salaries and bonuses earned).

The mechanics of these pay elements and our pay decisions are detailed below. In addition, we have change-in-control agreements with our NEOs, and they participate in an executive severance plan. Additional information regarding the change-in-control agreements and executive severance plan can be found on page 44. We believe these elements assist us in attracting and retaining quality executive talent and support continuity of our leadership.

For FY 2023, the Compensation Committee determined that executive retention and engagement would be best served by eliminating company contributions to the company's Performance Compensation Retirement Plan ("PCRP") for FY 2023 and future years. While the PCRP was not terminated and prior balances in the PCRP will continue to be credited for earnings, the plan is now frozen with respect to new participants, and no further contributions will be made on behalf of existing participants. This change allowed the Compensation Committee to focus on the market competitiveness of FY 2023 executive compensation utilizing the existing total direct compensation elements of base salary and annual short-term and long-term incentive compensation.

Determining Executive Compensation

Compensation Committee's Role

Each year, the Compensation Committee reviews and approves the overall design of our executive pay program and all pay elements for the NEOs. The CEO, chief financial officer, and chief human resources officer provide input on program design (including goals and weighting) and information on the company's and the furniture industry's performance.

The Compensation Committee has sole authority to retain and terminate consultants used by the Compensation Committee to evaluate executive compensation. For FY 2023, the Compensation Committee retained Frederic W. Cook & Co., Inc. ("FW Cook") as its independent executive compensation consultant to advise the committee on matters related to executive compensation. Under the Compensation Committee's direction, FW Cook interacted with members of the senior executive team to provide insight into company and industry practices, emerging best practices and market trends.

The Compensation Committee annually reviews the independence of its consultants by considering the factors specified in the NYSE's rules related to compensation advisor independence. With respect to FY 2023, FW Cook provided a report addressing the following factors: (1) other services FW Cook provided to us, if any; (2) the fees we paid as a percentage of FW Cook's total revenue; (3) FW Cook's policies and procedures designed to prevent a conflict of interest; (4) any business or personal relationship of members of the consulting team with a member of the committee; (5) any company stock owned by members of the consulting team; and (6) any business or personal relationships between our executive officers and members of the consulting team. In FY 2023, the Compensation Committee discussed FW Cook's independence along with these factors and concluded that FW Cook's work did not present any conflict of interest.

Pay-Setting Process Methodology and Peer Group

For each NEO, we establish a salary range and the target annual and long-term incentive award opportunities after considering market median pay levels. In setting individual pay levels, we consider market pay data and company performance. We also consider each NEO's duties and responsibilities, skills, experience, and performance, as well as our business needs, cost, and internal pay equity.

In setting individual NEO pay levels and opportunities, the Compensation Committee annually reviews compensation data and practices for a peer group of companies in sectors in which the company generally competes to attract talented, high-performing executives. Reflecting the company's business model, the company seeks executive talent with one or more of retail, wholesale, manufacturing and e-commerce experience. Because the company has few competitors comparable in terms of its vertically-integrated business model, its peer group includes a mix of such types of companies.

The Compensation Committee worked with FW Cook to review and approve the current peer group of companies. FW Cook screened for potential peers:

- in similar industries
- with a business focus on furniture
- with recognizable brands
- of similar size

- in similar geographies
- with robust supply chain and manufacturing operations
- with brick-and-mortar and online retail presence

The Compensation Committee evaluates each peer company annually to determine whether its inclusion remains appropriate. Based on its review and the advice of FW Cook, during FY 2022, the Compensation Committee removed one peer company, Knoll, Inc., due to its acquisition. The Compensation Committee generally believes that peer group consistency from year to year maximizes year-over-year comparability. The peer group used to evaluate FY 2023 executive compensation decisions is composed of the following 15 publicly-traded companies:

FY 2023 Peer Group		
Aaron's, Inc.	HNI Corporation	Sleep Number Corporation
Callaway Golf Company	Interface, Inc.	Steelcase Inc.
Ethan Allen Interiors, Inc.	iRobot Corporation	Tempur Sealy International, Inc.
Haverty Furniture Companies, Inc.	Overstock.com, Inc.	Wolverine Worldwide, Inc.
Helen of Troy Limited	RH	
MillerKnoll (formerly Herman Miller, Inc.)		

To aid in its oversight of our executive compensation program, in December 2021, the Compensation Committee requested that FW Cook conduct a market competitive review of target pay opportunities, comprised of base salary, short-term incentives, and long-term incentives, for each of the NEO positions. The Compensation Committee reviewed compensation practices among the compensation peer group and the industry generally in order to consider a broader perspective on market practices. With the assistance of FW Cook, the Compensation Committee reviewed a 25:75 blend of peer group and general industry survey data (adjusted based on annual revenue) in establishing target compensation levels and pay mix and evaluating whether our compensation policies are in line with market data. The FY 2023 target TDC of our NEOs, on average, was aligned with the median TDC for corresponding executives among the comparison companies.

In addition, the Compensation Committee annually reviews current and historical compensation for the NEOs, as well as estimated amounts to be paid to the NEOs under various employment termination situations, including severance and a change in control of the company. Periodically, we also review market practices for executive retirement benefits and deferred compensation plans.

Our process for setting compensation for our NEOs includes a formal, individual performance evaluation each year for each NEO. The independent members of our Board of Directors assess our CEO's performance each year. This assessment includes an evaluation of critical areas, including strategic direction, leadership and values, effective business relationships, business results, and succession planning and management development. Every third year, a third party consultant coordinates the committee's evaluation of the CEO's performance focusing on the same criteria. The consultant compiles the evaluations provided by each board member and prepares a summary report for the board. The CEO assesses the individual performance of the other NEOs each year based on their overall performance throughout the year, accomplishment of specific goals, and their future potential within the organization, which is used in determining their compensation.

CEO and Other NEO Compensation

Base Salaries

We set base salaries for our NEOs based on their scope of responsibility, skills, experience, leadership, and performance. We consider market competitiveness, specific job responsibilities, internal pay relationships, and total cost. Consistent with our practices for all management employees, NEOs are eligible for annual merit salary increases based on individual performance, comparison with market levels, and the total salary budget.

Salary Changes for FY 2023

In May and June 2022, the Compensation Committee reviewed the base salary levels for each of the NEOs. As part of the salary review process, the committee reviewed and considered the performance of each NEO, relevant market data, the comparison of compensation among various levels of management, and the company's overall performance. Based on such review, the base salaries of Ms. Whittington, Mr. Lucian, and Mr. Sawyer were increased, as shown below, reflective of their consistent and sustained delivery of business and financial results.

NEO	FY 2022 Salary $[1]	FY 2023 Salary $[1]	% Change
Melinda D. Whittington	900,000	950,000	5.56%
Robert G. Lucian	475,000	500,000	5.26%
Otis S. Sawyer	475,000	489,000	2.95%
Michael A. Leggett[2]		410,100	
Robert Sundy II[2]		443,300	

[1]   Salary increases for each of the NEOs were effective July 1, 2022, as is typical for the company's annual salary increases. As a result, the amounts shown here for FY 2023 may differ from those shown in the FY 2023 Summary Compensation Table on page 46, which reflects the base salaries earned and paid with respect to FY 2023.

[2]   Mr. Leggett and Mr. Sundy became executive officers of the company, effective as of May 1, 2022 and August 30, 2022, respectively.

Incentive Compensation

We award incentive compensation under our shareholder-approved Omnibus Incentive Plan to reward participants for achievement of both short-term and long-term company performance goals and to enhance our ability to attract and retain employees. The Compensation Committee believes that designing the incentive compensation program with multiple objectives and performance periods promotes behavior that creates shareholder value while mitigating incentives to pursue risky or unsustainable results.

Short Term Incentive Awards (Management Incentive Program)

Our annual cash bonus program, which we refer to as the Management Incentive Program or MIP, is a short-term incentive award plan that we designed to motivate and reward NEOs for achieving annual performance goals.

Pay-for-Performance Linkage — FY 2023 MIP Payouts Were Above Target, Reflecting Our Strong Financial Performance

Although we achieved record sales for FY 2023, reflecting the realization of pricing surcharge actions and a favorable impact from product and channel mix, our company financial performance was slightly below the target performance goal for sales, but was well above the target performance goal for operating margin. In line with our compensation philosophy and commensurate with the achievement level of the pre-established performance goals, MIP payments to our NEOs for FY 2023 were above target.

FY 2023 MIP Performance Goals

FY 2023 financial performance metrics were:



The Compensation Committee selected sales and operating margin as the financial performance metrics to focus management on:

- these major drivers of increased shareholder value in the company's long-term strategic plan, and
- the appropriate balance between top-line growth and improved profitability.

The Compensation Committee chose to use operating margin as a financial performance metric under the FY 2023 MIP, replacing operating profit (which was used as a financial performance metric under the FY 2022 MIP) in order to more closely align with how we operate and assess our business and financial performance and our Century Vision long-term strategic goals.

To reflect the NEOs' ability to influence the overall company and to promote collaboration across the businesses, the NEOs' performance goals are based on the company's consolidated financial performance.

In setting the performance goals shown below, the Compensation Committee considered prior-year results and forecasted financial results at the time. Achievement between the threshold, target, and maximum performance levels is calculated using straight-line interpolation between the relevant performance levels.

Performance Level	Payout Level (% of Target)	Sales (in Millions)	Operating Margin
Maximum	200%	$2,633	10.0%
Target	100%	$2,433	8.4%
Threshold	50%	$2,083	4.4%
Actual (as adjusted for compensation purposes)[1]		$2,349	9.6%
Individual Metric Payout		88%	173%
Individual Metric Weight		50%	50%
Overall Payout (% of Target)			**131%**

[1] The Compensation Committee includes certain pre-established adjustments to the operating margin performance metric to provide NEOs with an incentive to take actions that are deemed to be in the long-term interests of the business, but that might otherwise adversely affect payouts on the annual cash incentive awards. In calculating FY 2023 performance for

operating margin, pursuant to the pre-established adjustments, purchase accounting charges, the impact of our business realignment announced in June 2020, organizational optimization charges, and Mexico optimization charges were excluded.

FY 2023 MIP Performance Results

Despite the continuing economic uncertainty and other events in the external environment, the company had strong execution during FY 2023 against the sales and operating margin performance goals.

FY 2023 NEO Target Awards and Payouts

For FY 2023, the Compensation Committee established target incentive awards, specified as a percentage of base salary earnings, for each NEO based on consideration of competitive market median data and the company's historical compensation practices for employees in those salary grades. Target incentive awards were established for Mr. Leggett, who was promoted into his respective role effective May 1, 2022, and reflected the company's historical compensation practices with respect to his position. The Compensation Committee approved an increase to Mr. Sundy's target to 55% based on an overall review of our executive compensation programs. The company did not increase the target incentive awards for the remaining NEOs for FY 2023. The NEOs have the opportunity to earn awards between 50% of their target incentive award if we meet threshold performance goals to 200% of their target incentive awards if we meet maximum performance goals.

Our NEOs' FY 2023 target awards, achieved performance levels, and actual MIP amount were as follows:

	FY 2023 Target Incentive (% of base salary)	Achieved Performance Level (% of target performance)	Actual FY 2023 Incentive Payout ($)
Melinda D. Whittington	110%	131%	$1,356,876
Robert G. Lucian	75%	131%	$487,134
Otis S. Sawyer	60%	131%	$382,665
Michael A. Leggett	75%	131%	$401,260
Robert Sundy II	55%	131%	$314,532

Our MIP Payout History Demonstrates the Rigor of Our Performance Goals

The Compensation Committee seeks to set target performance goals that are challenging but reasonably achievable with strong management performance. Maximum performance goals have been designed to be difficult to achieve given historical financial performance and the company's forecasted financial results at the time the performance metrics were approved. Over the last five fiscal years, including during a period of unprecedented demand for furniture during the COVID-19 pandemic, the actual performance results for the MIP have averaged approximately 131% of target and ranged from a low of 75% of target to a high of 157% of target as shown in the chart below. Please also see our long-term incentive payout history shown on page 48.

FY	MIP Payout (as % of target)
FY 2023	131%
FY 2022	144%
FY 2021	150%
FY 2020	75%
FY 2019	157%
Average Payout	**131%**

Long-Term Incentive Equity Awards

The long-term incentive award provisions of our shareholder-approved Omnibus Incentive Plan provide for equity-based compensation (restricted share/unit awards, stock options, performance-based share/unit awards or other forms of equity-based compensation) that we design to align NEO pay with long-term shareholder returns, motivate our NEOs to focus on long-term business objectives, and encourage long-term strategic thinking. The value our NEOs receive from these awards varies based on the company's performance and the future price appreciation of our common stock.

FY 2023 Equity Grants

Each year, the Compensation Committee establishes long-term incentive award types, mix, and award levels for each eligible pay grade based on our objectives for the equity grants and after considering market median practices, total cost (including share usage, accounting, and tax impacts), and past practices. We review the accounting treatment of the relevant incentive award types, including stock options, performance-based share/units awards, and restricted share/units awards. The Compensation Committee approves annual equity-based awards that are generally granted in the first quarter of the fiscal year.

Based on an overall market review of our executive compensation program and each NEO's total compensation, the Compensation Committee approved target long-term incentive equity awards, as a percentage of base salary, to each of our NEOs as follows:

	FY 2023 Long-Term Incentive Target (as % of base salary)
Melinda D. Whittington	356%
Robert G. Lucian	165%
Otis S. Sawyer	146%
Michael A. Leggett	125%
Robert Sundy II	100%

In setting the long-term incentive award for Ms. Whittington and Mr. Lucian, in particular, the Compensation Committee considered the input of FW Cook with respect to TDC and made adjustments to target LTI aligned with market median. The Compensation Committee also considered the compensation program on a holistic basis and considered the removal of the PCRP, which is described further on page 48, when determining incentive compensation levels.

For the FY 2023 long-term incentive awards, the Compensation Committee approved a change in the mix of the equity awards to 25% restricted stock units, 25% stock options, and 50% performance-based units (as compared to FY 2022, in which our then-serving NEOs received 50% stock options and 50% performance-based shares). In making this change, the committee considered the prevalence of time-based awards among our peer companies and sought to provide a meaningful retention component that is aligned to long-term shareholder interests in the overall equity mix.

Early in FY 2023, pursuant to the 2017 Omnibus Incentive Plan, we granted stock options, performance-based units, and restricted stock units to our NEOs.

Stock Options (25% of total FY 2023 long-term incentive opportunity)

Stock options entitle NEOs to purchase stock at an exercise price equal to the closing price on date of grant, subject to the vesting terms applicable to the award. Options expire at the end of ten years if they have not been exercised by that time. Stock options deliver value to NEOs if the company's stock price increases, directly aligning executive compensation with the value created for shareholders as reflected in stock price appreciation from the date of grant. The stock options we granted in FY 2023 vest in equal installments over four years (25% per year), subject to the recipient's continued employment through the vesting date. This longer vesting schedule is designed to promote employee retention.

Restricted Stock Unit Awards (25% of total FY 2023 long-term incentive opportunity)

Restricted stock unit awards are an incentive for executives to remain with our company and to work to enhance the value of the company's stock over time. Executives receive value from restricted unit awards only if they are still employed by the company when the awards vest. For our NEOs, the restricted stock units granted in FY 2023 vest in equal installments over four years (25% per year).

Performance-Based Unit Awards (50% of total FY 2023 long-term incentive opportunity)

Performance-based unit awards provide our NEOs the opportunity to earn a defined number of shares of our common stock if we achieve pre-established performance goals and the NEO remains employed through the conclusion of the performance period. The value of any earned shares depends on La-Z-Boy's future stock price. An NEO's award opportunity ranges from 50% of the NEO's target number of shares if we achieve threshold performance goals to a maximum of 200% of the target number of shares if we achieve maximum performance goals. If the performance goals are not achieved, the performance-based unit awards associated with that performance metric will not vest. Following the conclusion of the three-year performance period, we pay out the shares that our NEOs earned.

The number of shares our NEOs receive, if any, will depend on how the company performs against pre-established sales growth and operating cash flow performance goals for each of FYs 2023, 2024, and 2025, and rTSR goals over the three-year performance period. TSR is measured cumulatively over the entire three-year performance period relative to the TSR of the constituents of the S&P 600 Consumer Durables and Apparel sub-index. For the overall payout, the weightings of each of the performance goals and the annual periods in the three-year performance period are shown in the table below. For the performance-based unit awards, the Compensation Committee seeks to set target performance goals that are challenging but reasonably achievable with strong management performance.

Metric (Total Weight)	FY 2023 Weight	FY 2024 Weight	FY 2025 Weight
Sales Growth (25%)	8.33%	8.33%	8.33%
Operating Cash Flow (25%)	8.33%	8.33%	8.33%
Total Share Allocation by Year	16.66%	16.66%	16.66%
rTSR (50%)[1]		50%	

[1] This 50% portion of the performance-based unit awards is earned based on the company's rTSR performance, which is measured over the three-year cumulative performance period, FY 2023-FY 2025.

NEOs may become vested in performance-based units based on each metric independent of our performance on the other metrics. Each factor includes a threshold performance level that must be achieved before any units vest based on that metric. No units vest if the company performs below the threshold performance level of all three factors. Payout for performance between threshold and target and between target and maximum is interpolated for performance between levels. The actual number of units NEOs earn can be more or less than target level depending on the company's performance against the pre-established performance goals. Following vesting, the performance-based units are settled in shares of company common stock.

The Compensation Committee utilized sales performance as an element in both the company's FY 2023 MIP and FY 2023-2025 long-term equity incentive program, in recognition of the fact that this measure is viewed as a core driver of the company's performance and shareholder value creation and is a strategic priority in the company's Century Vision. In designing the company's executive compensation program, the Compensation Committee supplemented this measure with additional performance measures in order to strike an appropriate balance with respect to incentivizing top-line growth, profitability, liquidity and shareholder returns over both the short-term and long-term horizons.

Prior LTIP Equity Grant Performance Achievement and Payouts

Each of our NEOs that received the FY 2021 grant were eligible to earn payouts on the performance-based share awards granted in FY 2021 for the three-year performance period that ended with our FY 2023 year end. The design and structure of these performance-based shares was similar to those subsequently granted in FY 2022 and FY 2023. The following table shows how the company performed against the sales and operating cash flow goals for each of the three fiscal years, and the company's rTSR versus the S&P 600 Consumer Durables and Apparel sub-index for the three-year performance period. Following the end of the three-year performance period, we paid out earned shares, the number and value of which are shown in the FY 2023 Option Exercises and Stock Vested table on page 56.

Performance Period FY 2021-2023 – Overall payout of 84% of target

		Threshold, Target and Maximum Goals			Results			Payout as % of Target		
		Sales (in Millions)	Operating Cash Flow (in Millions)	Relative TSR Over 3 Years	Sales (in Millions)	Operating Cash Flow (in Millions)	Relative TSR Over 3 Years	Sales	Operating Cash Flow	Relative TSR Over 3 Years
FY 2021	Maximum	$1,713	$174.9	Maximum 75th percentile	$ 1,734	$ 308.5		200%	200%	
	Target	$1,577	$152.5							
	Threshold	$1,427	$113.1							
FY 2022	Maximum	$1,813	$191.4	Target 50th percentile	$ 2,357	$ 79.3	18th Percentile	200%	0%	0%
	Target	$1,677	$169.0							
	Threshold	$1,527	$129.6							
FY 2023	Maximum	$1,830	$194.2	Threshold 25th percentile	$ 2,349	$ 208.2		200%	200%	
	Target	$1,694	$171.8							
	Threshold	$1,544	$132.4							

The Compensation Committee includes certain pre-established adjustments to the operating cash flow performance metric to provide NEOs with an incentive to take actions that are considered to be in the long-term interests of the business, but that might otherwise adversely affect payouts on the awards. In calculating FY 2023 performance for operating cash flow, pursuant to the pre-established adjustments, business realignment charges, Mexico optimization charges and purchase accounting charges related to acquisitions were excluded.

The performance-based equity awards granted in FY 2022 and FY 2023 provide NEOs with the opportunity to earn a portion of the awards based on sales and operating cash flow targets established for each of the three years covered by the grant and based on the company's rTSR versus the constituents of the S&P 600 Consumer Durables and Apparel sub-index over the three-year performance period. Performance goals and results for performance through the end of FY 2023 are shown in the following tables. For the rTSR component, threshold, target, and maximum performance levels are the 25th, 50th, and 75th percentiles, respectively. While we set the sales and operating cash flow goals for each of the three years at the start of the performance period, we do not disclose the sales and operating cash flow goals for uncompleted years, because we believe doing so would cause competitive harm.

Performance Period FY 2022-2024

	Target Goals			Results		Payout as % of Target	
	Sales (in Millions)	Operating Cash Flow (in Millions)	Relative TSR Over 3 Years*	Sales (in Millions)	Operating Cash Flow (in Millions)	Sales	Operating Cash Flow
FY 2022	$2,050	$195.7	**Target** 50th percentile	$2,357	$84.6	200%	0%
FY 2023	$2,010	$185.4		$2,349	$208.2	200%	200%
FY 2024 (in process)							

* For rTSR performance over the 3-year performance period, the threshold goal is the 25th percentile and the maximum goal is the 75th percentile of the constituents of the S&P 600 Consumer Durables and Apparel sub-index.

The Compensation Committee includes certain pre-established adjustments to the operating cash flow performance metric to provide NEOs with an incentive to take actions that are considered to be in the long-term interests of the business, but that might otherwise adversely affect payouts on the awards. In calculating FY 2022 performance for operating cash flow, pursuant to the pre-established adjustments, gains resulting from the CARES Act and the impact of our business realignment plan and supply chain optimization initiative were excluded. Additionally, in calculating FY 2023 performance for operating cash flow, pursuant to the pre-established adjustments, business realignment charges, Mexico optimization charges and purchase accounting charges related to acquisitions were excluded.

Performance Period FY 2023-2025

	Target Goals			Results		Payout as % of Target	
	Sales (in Millions)	Operating Cash Flow (in Millions)	Relative TSR Over 3 Years*	Sales (in Millions)	Operating Cash Flow (in Millions)	Sales	Operating Cash Flow
FY 2023	$2,433	$141.0	**Target** 50th percentile	$2,349	$208.2	88%	200%
FY 2024 (in process)							
FY 2025							

* For relative TSR performance over the 3-year performance period, the threshold goal is the 25th percentile and the maximum goal is the 75th percentile of the constituents of the S&P 600 Consumer Durables and Apparel sub-index.

In calculating FY 2023 performance for operating cash flow, pursuant to the pre-established adjustments, business realignment charges, Mexico optimization charges and purchase accounting charges related to acquisitions were excluded.

These awards for the grants made in FY 2022 and FY 2023 have been earned contingent on the NEO remaining with the company through the end of the respective three-year performance period, after which they will be settled in shares of company common stock. For information on the treatment of these awards at retirement, see Payments Made Upon Disability or Retirement on page 58.

Our LTI Payout History Demonstrates the Rigor of Our Performance Goals

The Compensation Committee seeks to set target performance goals that are challenging but reasonably achievable with strong management performance. Maximum performance levels have been designed to be difficult to achieve given historical financial performance and the company's forecasted financial results at the time the performance metrics were approved. Over the last five fiscal years, the actual performance results for the performance-based share awards have averaged approximately 84% of target and ranged from a low of 61% of target to a high of 111% of target as shown in the chart below:

FY Award	Performance Cycle	Payout Achievement
FY 2021	FY21-22-23	84%
FY 2020	FY20-21-22	89%
FY 2019	FY19-20-21	111%
FY 2018	FY18-19-20	76%
FY 2017	FY17-18-19	61%
Average Payout		**84%**

Retirement Benefits

We provide retirement benefit plans as an incentive for employees to remain with the company long-term and to assist with retirement planning. Our NEOs are eligible to participate in the same retirement benefit programs that we offer to salaried employees at the corporate level.

Our NEOs are eligible to participate in our 401(k) plan to which the company may make matching contributions. For FY 2023, the match varied by operating unit and ranged from 0% to a maximum of 4% if the employee contributed at least 6% of their eligible compensation. Effective July 1, 2022, the company increased the potential matching contributions to our 401(k) plan. The match varies by operating unit and ranges from 0% to a maximum of 6% if the employee contributes at least 9% of his or her eligible compensation.

Financial Planning Services Reimbursement

We provide eligible executives with reimbursement of eligible expenses for financial planning services up to the specified annual limit of $6,000. Our objective is to support our executives as they plan for their future and retirement, and to allow them to make the best use of the benefit programs available to them. Eligible expenses include fees and expenses associated with the following financial planning services provided by a qualified firm: investment planning; retirement planning; income tax planning and preparation; estate planning and preparation of wills and trusts; and benefit programs.

Performance Compensation Retirement Plan

Prior to FY 2023, our NEOs, executive management employees, and certain other key management employees designated by the Compensation Committee participated in our Performance Compensation Retirement Plan ("PCRP"). The PCRP was designed so that the company made contributions to the plan only to the extent we achieved pre-established performance goals. As part of its review of the executive compensation program for FY 2023, the Compensation Committee noted shifts in competitive and market practices with respect to executive retirement programs. Following input from management and consultation with FW Cook, the Compensation Committee determined that executive retention and engagement would be best served by eliminating company contributions to the PCRP for FY 2023 and future years. While the PCRP was not terminated and prior balances in the PCRP will continue to be credited for earnings, the plan is now frozen with respect to new participants, and no further contributions will be made on behalf of existing participants. This change allowed the Compensation Committee to focus on the market competitiveness of FY 2023 executive compensation utilizing the existing total direct compensation elements of base salary and annual short-term and long-term incentive compensation.

Executive Deferred Compensation Plan

Our 2005 Executive Deferred Compensation Plan allows executives to defer pay that they have earned. Participants may elect to defer up to 100% of their salaries and annual cash incentive awards under the MIP (excluding any amounts attributable to the exercise of positive discretion by the Compensation Committee). In addition, the company may contribute to this plan any company 401(k) match that cannot be credited to executives' accounts under the 401(k) plan due to the Internal Revenue Code compensation limitations that apply to the tax-qualified retirement plans. Such limits may apply because the executive's contributions and the company's matching contributions were limited by either the annual contribution limit — $22,500 for 2023 — or the annual compensation limit — $330,000 for 2023. NEOs' salary and bonus deferrals are detailed in the FY 2023 Non-Qualified Deferred Compensation table on page 57.

Governance Features and Other Benefits

Executive Management Stock Ownership Guidelines

The Compensation Committee annually monitors compliance by our executive management with stock ownership guidelines. We establish a minimum fixed number of shares of company stock that we expect each executive to own based on a multiple of the executive's annual base salary at the time we set the guideline. Executives are expected to achieve compliance with the initial guideline within five years. We reset the stock ownership requirement every three years and did so in June 2022 based on each executive's salary and a representative share price at the end of FY 2022. The committee will reassess the share requirement again in 2025, and, subject to variation in our stock price, executives can expect their requirements to increase as their compensation increases. Current stock ownership guideline values and approximate share requirements for the NEOs are as follows:

	Guideline Value (Multiple of Salary)	Share Requirement
CEO	5x	167,000
Other NEOs	3x	44,000 – 53,000

In determining compliance with the guidelines, we include shares owned directly, shares held in a family trust or qualified retirement program, performance-based shares/units contingently earned for completed performance periods but not yet paid out, and restricted share/unit awards. Unexercised stock options, whether unvested or vested, and performance-based awards that remain subject to performance-based vesting conditions do not count towards compliance with the guidelines. As of April 29, 2023, each of the NEOs was in compliance with the stock ownership guidelines or within the five-year transition period.

Severance Benefits

Named Executive Officer Change-in-Control Agreements

We have change-in-control agreements with our NEOs to support continuity of our leadership in the event the company's ownership changes. Under the agreements, a change in control generally occurs when a person, entity or group acquires ownership of 30% of a company's stock, increases its holding to more than 50% of the value or voting power of a company's stock, or acquires 40% or more of a company's assets, or if a majority of a company's board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the directors who were serving before the date of the appointment or election.

Our agreements provide that an NEO will receive cash severance if we have a change in control and in the succeeding two years (or three years for our CEO), the NEO's employment terminates under certain conditions. In that event, we would pay an NEO two times (or three times for our CEO) the sum of the executive's base salary at the time of termination plus the average of the annual bonuses the executive received over the previous three years. The NEO is responsible for any excise tax, and the company does not pay any excise tax gross-ups. We utilize a "best-net" approach where we reduce payments to the safe harbor limit to avoid excise tax only if doing so results in a greater after-tax benefit to the NEO. During the period that we pay severance, we also continue to provide medical and dental benefits. Similar to this severance arrangement, our executives may receive accelerated vesting in outstanding equity awards issued under our 2022 Omnibus Incentive Plan or prior equity plan following a change in control if their employment is terminated. Additional information regarding the change-in-control severance agreements and estimated termination payments to NEOs is presented on pages 57-61.

Named Executive Officer Severance Plan

The severance plan for the NEOs is designed to assist the company in attracting and retaining quality executive talent while providing the company some protection against competition and solicitation by former executives. The severance plan requires the company to pay an NEO severance if the company discharges the executive other than "for cause" or if the NEO leaves the company with "good reason." Following a qualifying termination of employment, the company would pay the CEO severance for 24 months and pay the other NEOs severance for 12 months at the level of their monthly base salary when their employment ended plus the average of the three most recent annual cash incentive bonuses paid to the executive divided by 12. In FY 2023, the severance plan was amended to make certain administrative changes as well as to factor in the annual cash incentive bonus as a component of the severance payment based on the input of FW Cook after a review of market practices. Termination "for cause" includes employee acts involving dishonesty, fraud, illegality or moral turpitude; material misconduct in the performance of duties; habitual neglect of material duties; and serious violation of company policies. Resignation for "good reason" includes a resignation triggered by a reduction in the executive's monthly base pay or target bonus opportunity unless similarly situated employees are similarly affected or the executive is required to relocate to a work location that would increase the distance of their commute by more than 50 miles. NEOs will receive medical and dental benefits during the time they receive severance. If an NEO's employment terminates following a change in control of the company, the NEO receives benefits under the severance plan only to the extent they exceed benefits the NEO receives pursuant to the NEO's change-in-control agreement with the company. Information regarding the benefits payable under the severance plan and estimated termination payments to NEOs is presented on pages 57-61.

We established the severance periods of 24 and 12 months based on the market and peer company analysis. To receive severance, NEOs must execute a release of claims and comply with non-competition and non-solicitation covenants for the duration of the severance term.

Recoupment of Incentive Payments

The company has adopted a policy which provides for the recoupment of incentive compensation in certain circumstances in the event of a restatement of financial results by the company. This policy is intended to comply with the requirements of Securities and Exchange Commission rules and New York Stock Exchange listing standards implementing Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

In accordance with the terms of the Performance Compensation Retirement Plan, if we determine that any contribution credits we previously made to such plan were based on erroneous financial statements or other financial errors or misstatements, we will adjust all participants' accounts to reflect contribution credits calculated based on complete and accurate financial information.

In addition, in accordance with the terms of applicable award agreements, we will require a management employee to reimburse us for annual or long-term incentive payments we made to the employee, and we will rescind any contribution credits we made for the employee under the Performance Compensation Retirement Plan, to the extent our Board determines that the employee engaged in misconduct that resulted in a material inaccuracy in our financial statements or the performance metrics we used to make incentive payments or awards, and the employee received a higher payment as a result of the inaccuracies.

Executive Compensation Tables

FY 2023 Summary Compensation Table

The FY 2023 Summary Compensation Table presents FY 2021, 2022, and 2023 "total compensation" (see footnotes for the included pay elements) for the NEOs. Mr. Leggett and Mr. Sundy were not NEOs prior to FY 2023.

- Actual value realized in FY 2023 for previously granted long-term incentives is presented in the FY 2023 Option Exercises and Stock Vested table on page 51.

- Target annual and long-term incentive opportunities for FY 2023 are presented in the FY 2023 Grants of Plan-Based Awards table on page 48.

Name and Principal Position	Fiscal Year	Salary ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	All Other Compensation ($)[5]	Total ($)
Melinda D. Whittington	2023	941,667	2,735,585	800,001	1,356,876	149,858	5,983,987
President and	2022	913,037	1,449,683	1,250,004	1,425,600	760,470	5,798,794
Chief Executive Officer	2021	487,366	404,948	348,126	626,614	319,321	2,186,375
Robert G. Lucian	2023	495,833	670,014	195,936	487,134	51,771	1,900,688
Senior Vice President and	2022	478,403	344,302	296,877	513,000	242,978	1,875,560
Chief Financial Officer							
Otis S. Sawyer[6]	2023	486,851	592,851	173,373	382,665	41,962	1,677,702
Former Senior Vice President	2022	472,577	267,319	230,499	408,306	229,310	1,608,011
and President, La-Z-Boy Portfolio Brands	2021	398,942	268,133	230,505	414,900	235,581	1,548,061
Michael A. Leggett	2023	408,417	427,450	125,002	401,260	26,939	1,389,068
Senior Vice President and Chief Supply Chain Officer							
Robert Sundy II	2023	436,583	344,503	100,749	314,532	35,212	1,231,579
President, La-Z-Boy Brand and Chief Commercial Officer							

(1) Amounts shown for FY 2021 reflect the temporary base salary reductions of 50% for NEOs, which were effective March 29, 2020 through August 1,2020.

(2) For FY 2023, reflects the total grant date fair market value of restricted stock unit awards granted during the fiscal year, calculated in accordance with FASB ASC Topic 418, as well as the total grant date fair value of the performance-based unit awards granted during the fiscal year, with the performance-based unit awards calculated based on the probable level of achievement at the time of grant. In valuing the FY 2023 restricted stock unit awards, the fair value of each share was $24.41, the market value of our common stock on the date we granted the awards (the service inception date). In valuing the FY 2023 performance-based unit awards, the fair value of each share was $22.43, the market value of our common stock on the date we granted the awards (the service inception date) less the dividends we expect to pay before the shares vest. The grant date fair value, assuming maximum achievement of the performance goals, of performance-based units is shown as follows:

Name	FY 2023
Melinda D. Whittington	$ 3,871,192
Robert G. Lucian	$ 948,149
Otis S. Sawyer	$ 838,933
Michael A. Leggett	$ 604,893
Robert Sundy II	$ 487,526

(3) Reflects the total grant date fair value of the stock option awards granted during the fiscal year. For additional information regarding the assumptions we used in valuing the FY 2023 awards, refer to Note 14, "Stock-Based Compensation" of Item 8, "Financial Statements and Supplementary Data" of our Form 10-K for the fiscal year ended April 29, 2023, as filed with the SEC.

(4) Consists of cash awards for the achievement of performance goals for the respective year made under our MIP. Payments are generally made in the first quarter following completion of the fiscal year.

(5) All Other Compensation for FY 2023 consists of the following:

- Company contributions to the 401(k) Plan and contributions or credits to the Executive Deferred Compensation Plan of the following amounts: Ms. Whittington – $106,899, Mr. Lucian – $51,025, Mr. Sawyer – $41,220, Mr. Leggett – $26,644, and Mr. Sundy – $34,898.

- Company-paid life insurance premiums and tax reimbursements related to company contributions to the deferred compensation plans (made in the prior year), which tax reimbursements were of the following amounts: Ms. Whittington – $1,372 and Mr. Lucian – $389.

- For Ms. Whittington, our incremental cost of $32,072 for her personal use of the company aircraft, which is calculated by multiplying the aircraft's hourly variable operating cost by the flight time for the applicable trip. Variable operating costs consist of fuel, landing and parking fees, variable maintenance, variable pilot expenses for travel, and any special catering costs and other miscellaneous variable costs. On certain occasions, her spouse and other family members or guests accompanied Ms. Whittington on a flight. No additional incremental operating cost is incurred in such situations under the foregoing methodology. We did not pay Ms. Whittington any amounts in connection with taxes on income imputed to her for personal use of our aircraft.

(6) On December 8, 2022, the company announced Mr. Sawyer's retirement from the company, effective June 30, 2023. Mr. Sawyer served in his executive officer role through the end of FY 2023. Following the fiscal year end, Mr. Sawyer transitioned to a non-executive role through his retirement date.

FY 2023 Grants of Plan-Based Awards

The following table provides details of all incentive plan-based awards granted to the NEOs during FY 2023, all of which were granted under the 2017 Omnibus Incentive Plan. Specifically, the table presents the following FY 2023 incentive awards:

- Annual management incentive award (MIP) potential award range (see "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" columns). The actual awards are shown in the FY 2023 Summary Compensation Table (see page 46).
- Performance-based units
- Stock options
- Restricted stock units

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payout Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares or Units [3] (#)	All Other Option Awards: Number of Securities Underlying Options[4] (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock & Option Awards[5] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Melinda D. Whittington											
2023 Annual Incentive (MIP)		258,946	1,035,783	2,071,566							
Performance-Based Units	6/28/2022				5,462	65,547	131,094				1,935,596
Non-Qualified Stock Options	6/28/2022								101,266	24.41	800,001
Restricted Stock Units	6/28/2022							32,773			799,989
Robert G. Lucian											
2023 Annual Incentive (MIP)		92,965	371,858	743,716							
Performance-Based Units	6/28/2022				1,338	16,054	32,108				474,075
Non-Qualified Stock Options	6/28/2022								24,802	24.41	195,936
Restricted Stock Units	6/28/2022							8,027			195,939
Otis S. Sawyer											
2023 Annual Incentive (MIP)		73,028	292,111	584,222							
Performance-Based Units	6/28/2022				1,184	14,205	28,410				419,467
Non-Qualified Stock Options	6/28/2022								21,946	24.41	173,373
Restricted Stock Units	6/28/2022							7,103			173,384
Michael A. Leggett											
2023 Annual Incentive (MIP)		76,577	306,306	612,612							
Performance-Based Units	6/28/2022				854	10,242	20,484				302,446
Non-Qualified Stock Options	6/28/2022								15,823	24.41	125,002
Restricted Stock Units	6/28/2022							5,121			125,004
Robert Sundy II											
2023 Annual Incentive (MIP)		60,025	240,101	480,202							
Performance-Based Units	6/28/2022				688	8,255	16,510				243,763
Non-Qualified Stock Options	6/28/2022								12,753	24.41	100,749
Restricted Stock Units	6/28/2022							4,127			100,740

[1] The amounts consist of the threshold, target and maximum payout opportunities under the MIP, with payout based on sales and operating margin performance results.

[2] The amounts consist of the threshold, target and maximum performance-based units that could vest based on performance with respect to sales growth, operating cash flow and relative TSR over the FY 2023–FY 2025 performance period and the NEO's continued employment through the end of the performance period. The "Threshold" estimated future payout shown reflects meeting the threshold for just the sales or operating cash flow goal in any one of the three performance cycles.

[3] The amounts reported in this column represent restricted stock units granted to each NEO in FY 2023. These restricted stock units vest in four installments on each of the first four anniversaries of the grant date, subject to the NEO's continued employment through the applicable vesting date. During the vesting period, cash dividends accrue and will be paid in cash to the NEO to the extent the underlying restricted stock units vest.

[4] The amounts reported in this column represent stock options granted to each NEO in FY 2023. These stock options vest in four installments on each of the first four anniversaries of the grant date, subject to the NEO's continued employment through the applicable vesting date, and have a ten-year term from the grant date.

(5) Reflects the total grant date fair value of the equity awards granted during the fiscal year, with the performance-based units based on the probable level of achievement. For additional information regarding the assumptions we used in valuing the awards, refer to Note 14, "Stock-Based Compensation" of Item 8, "Financial Statements and Supplementary Data" of our Form 10-K for the fiscal year ended April 29, 2023, as filed with the SEC. In valuing the FY 2023 restricted stock unit awards, the fair value of each share was $24.41, the market value of our common stock on the date we granted the awards (the service inception date). In valuing the FY 2023 performance-based unit awards, the fair value of each share was $22.43, the market value of our common stock on the date we granted the awards (the service inception date) less the dividends we expect to pay before the shares vest.

Outstanding Equity Awards at 2023 Fiscal Year-End

The following table presents all outstanding stock options and unvested stock awards (performance-based shares/units and restricted shares/units) held by the NEOs at the end of the fiscal year. Market values for the unvested stock awards are presented based on the closing price of the company's stock on April 28, 2023 (the last trading day of FY 2023), of $28.73.

Name	Grant FY	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned of Shares, or Units or other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Melinda D. Whittington									
Performance-Based Shares/Units						32,201	925,135	153,196	4,401,321
Stock Options	2023	—	101,266	24.41	6/28/2032				
	2022	25,427	76,282	37.93	6/21/2031				
	2021	17,302	17,303	27.54	6/22/2030				
	2020	16,437	5,482	30.24	6/17/2029				
	2019	34,003	—	33.15	6/18/2028				
Restricted Shares/Units						34,212	982,911		
Robert G. Lucian									
Performance-Based Shares/Units						7,761	222,974	37,200	1,068,756
Stock Options	2023	—	24,802	24.41	6/28/2032				
	2022	6,039	18,117	37.93	6/21/2031				
	2021	2,176	2,178	27.54	6/22/2030				
	2020	4,137	1,379	30.24	6/17/2029				
Restricted Shares/Units						9,185	263,885		
Otis S. Sawyer									
Performance-Based Shares/Units						6,444	185,136	31,782	913,097
Stock Options	2023	—	21,946	24.41	6/28/2032				
	2022	4,688	14,067	37.93	6/21/2031				
	2021	11,456	11,457	27.54	6/22/2030				
	2020	10,884	3,629	30.24	6/17/2029				
	2019	23,212	—	33.15	6/18/2028				
	2018	30,377	—	27.25	6/19/2027				
Restricted Shares/Units						8,058	231,506		
Michael A. Leggett									
Performance-Based Shares/Units						2,458	70,618	17,070	490,421
Stock Options	2023	—	15,823	24.41	6/28/2032				
Restricted Shares/Units						8,871	254,864		
Robert Sundy II									
Performance-Based Shares/Units						4,087	117,420	19,386	556,960
Stock Options	2023	—	12,753	24.41	6/28/2032				
	2022	1,627	4,882	37.93	6/21/2031				
Restricted Shares/Units						11,709	336,400		

(1) Unvested stock options will vest as follows:

Grant FY	Options Vesting Schedule
2023	Unvested options vested or will vest 1/4 on June 28, 2023, 1/4 on June 28, 2024, 1/4 on June 28, 2025, and 1/4 on June 28, 2026.
2022	Unvested options vested or will vest 1/3 on June 21, 2023, 1/3 on June 21, 2024, and 1/3 on June 21, 2025.
2021	Unvested options vested or will vest 1/2 on June 22, 2023 and 1/2 on June 22, 2024.
2020	Unvested options vested on June 17, 2023.

(2) The earned but unvested performance-based shares will vest as follows:

	FY 2023 Grant[a]	FY 2022 Grant[b]	Total
Melinda D. Whittington	15,731	16,470	32,201
Robert G. Lucian	3,852	3,909	7,761
Otis S. Sawyer	3,408	3,036	6,444
Michael A. Leggett	2,458	—	2,458
Robert Sundy II	1,981	2,106	4,087

[a] Earned and unvested shares are shown and will vest on April 26, 2025.

[b] Earned and unvested shares are shown and will vest on April 27, 2024.

Unvested restricted shares/units will vest as follows:

	FY 2023 Grant[a]	FY 2022 Grant[b]	FY 2021 Grant[c]	FY 2020 Grant[d]	Total
Melinda D. Whittington	32,773	—	—	1,439	34,212
Robert G. Lucian	8,027	—	796	362	9,185
Otis S. Sawyer	7,103	—	—	955	8,058
Michael A. Leggett	5,121	3,750	—	—	8,871
Robert Sundy II	4,127	1,582	6,000	—	11,709

[a] Unvested restricted stock units vested or will vest 1/4 on June 28, 2023, 1/4 on June 28, 2024, 1/4 on June 28, 2025, and 1/4 on June 28, 2026.

[b] For Mr. Leggett's award, unvested restricted shares will vest 1/3 on January 15, 2024, 1/3 on January 15, 2025, and 1/3 on January 15, 2026. For Mr. Sundy's award, unvested restricted shares vested or will vest 1/3 on June 21, 2023, 1/3 on June 21, 2024, and 1/3 on June 21, 2025.

[c] For Mr. Lucian's award, unvested restricted shares vested or will vest 1/2 on June 22, 2023 and 1/2 on June 22, 2024. For Mr. Sundy's award, unvested restricted shares will vest 1/2 on January 27, 2024 and 1/2 on January 27, 2025.

[d] Unvested restricted shares vested on June 17, 2023.

(3) Unearned performance-based shares/units are shown assuming maximum performance for FY 2022 and FY 2023.

	Performance-Based Shares/Units		
Name	FY 2023 Grant at Maximum[a]	FY 2022 Grant at Maximum[b]	Total
Melinda D. Whittington	109,246	43,950	153,196
Robert G. Lucian	26,758	10,442	37,200
Otis S. Sawyer	23,676	8,106	31,782
Michael A. Leggett	17,070	—	17,070
Robert Sundy II	13,758	5,628	19,386

[a] Three-year performance period ends FY 2025 (April 2025).

[b] Three-year performance period ends FY 2024 (April 2024).

FY 2023 Option Exercises and Stock Vested

The following table provides details for each of the NEOs regarding stock awards that vested during FY 2023. During FY 2023, none of our NEOs exercised stock options.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Melinda D. Whittington	—	—	16,976	452,048
Robert G. Lucian	—	—	4,162	112,657
Otis S. Sawyer	—	—	7,928	222,497
Michael A. Leggett	—	—	1,250	33,288
Robert Sundy II	—	—	3,527	94,599

[1] The dollar value of the vested performance-based shares is based on the closing price of the company's common stock on April 28, 2023 (the last trading day of FY 2023). The dollar value of the vested restricted shares reflects the total pre-tax value realized (based on the closing price of the company's common stock on the vesting date).

FY 2023 Non-Qualified Deferred Compensation Plans

As described in the Compensation Discussion and Analysis above, FY 2022 was the last year in which the company made contributions on behalf of the NEOs under the Performance Compensation Retirement Plan. During FY 2023, our NEOs remained eligible to receive earnings credits under our Performance Compensation Retirement Plan, and were also eligible to participate in our Executive Deferred Compensation Plan. The following table provides details for the NEOs regarding the Performance Compensation Retirement Plan.

FY 2023 Non-Qualified Deferred Compensation
Pursuant to Performance Compensation Retirement Plan

Name	Executive Contribution in FY 2023 ($)[1]	Registrant Contributions in FY 2023 ($)[2]	Aggregate Earnings in FY 2023 ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at FYE 2023 ($)[4]
Melinda D. Whittington	—	—	42,598	—	1,236,445
Robert G. Lucian	—	—	15,430	—	442,166
Otis S. Sawyer	—	—	59,673	—	1,605,517
Michael A. Leggett	—	—	—	—	—
Robert Sundy II	—	—	5,031	—	157,321

[1] No executive contributions are permitted under the plan.

[2] No company contributions were made with respect to FY 2023.

[3] Earnings were not reported in the FY 2023 Summary Compensation Table because they were not above-market or preferential. Aggregate earnings are based on an interest rate that corresponds to yields on 20-year AA corporate bonds.

[4] Aggregate balances include the FY 2023 earnings and accumulated balances from prior years, which include prior company contributions and earnings credits. Please refer to pages 42-43 for a discussion of vesting and distribution criteria. Amounts in this column include the following amounts that were previously reported in the FY 2023 Summary Compensation Table as compensation for FY 2022 and/or FY 2021: Ms. Whittington – $993,581, Mr. Lucian – $217,360, and Mr. Sawyer – $412,769.

The following table provides details of the NEOs accounts under the Executive Deferred Compensation Plan as of April 29, 2023. Company contribution amounts reflect contributions that could not be made under the 401(k) plan due to IRS rules. Aggregate balances include deferred salary and MIP awards earned in prior years but voluntarily deferred by the officers. Additional discussion of the Executive Deferred Compensation Plan is presented below the table.

FY 2023 Non-Qualified Deferred Compensation
Pursuant to Executive Deferred Compensation Plan

Name	Executive Contribution in FY 2023 ($)[1]	Registrant Contributions in FY 2023 ($)[2]	Aggregate Earnings in FY 2023 ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at FYE 2023 ($)[4]
Melinda D. Whittington	—	91,504	3,140	—	192,697
Robert G. Lucian	165,000	37,681	9,961	—	1,168,564
Otis S. Sawyer	—	28,455	(4,522)	—	445,660
Michael A. Leggett	—	13,156	93	—	13,249
Robert Sundy II	—	24,081	170	—	24,251

[1] Elective deferrals of base salary and/or FY 2022 MIP awards paid in FY 2023.

[2] Company contributions to the Executive Deferred Compensation Plan relating to 401(k) contributions that could not be made under the qualified plans. Executive must elect to make sufficient 401(k) deferrals to be entitled to the maximum employer matching contribution under the 401(k) plan for the plan year. Amounts are included in All Other Compensation in the FY 2023 Summary Compensation Table.

[3] Earnings were not reported in the FY 2023 Summary Compensation Table because they were not above-market or preferential.

[4] Amounts shown are fully vested except with respect to company contributions for Mr. Leggett, whose vested balance is $3,312 and Mr. Sundy, whose vested balance is $12,126. Amounts in this column include the following amounts that were previously reported in the FY 2023 Summary Compensation Table as compensation for FY 2022 and/or FY 2021: Ms. Whittington – $60,641, Mr. Lucian – $318,820, and Mr. Sawyer – $30,356.

All of the executives' deferrals and any company match amounts are added to a recordkeeping account. The account is credited with earnings or losses, depending upon actual performance of the investment options (mutual funds and similar vehicles) the participant has chosen. These are the same investment options available to all other plan participants.

Payment of a participant's account balance is deferred until the date the participant designated when making the deferral election. Permissible distribution election changes require that the distribution be deferred at least five years beyond the previously-scheduled payment commencement date and to be effective, changes must be made at least one year before the termination of employment. The deferral amounts are paid either in one lump sum or in annual installments for up to 15 years. Upon a participant's death, any remaining balance in the participant's account is paid to the participant's designated beneficiary.

FY 2023 Estimated Payments Upon Termination or Change in Control

This section presents the estimated incremental payments that would be made to the NEOs upon termination of their employment. Estimated payouts are provided for the following termination events:

- Amounts payable upon termination, regardless of manner.
- Amounts potentially payable upon disability, retirement or death.
- Amounts potentially payable upon a change in control and a subsequent involuntary termination without cause or termination by the NEO with "good reason" under the terms of the change in control severance agreements.
- Amounts potentially payable upon involuntary termination without cause or termination by the NEO with "good reason" under the terms of the severance plan.

Payments Made Upon Termination

When an NEO's employment terminates, the NEO is entitled to receive amounts the NEO earned while employed. These amounts, which are not included in the table below, consist of:

- Accrued salary and any earned, but unused vacation time.
- Amounts vested under retirement and non-qualified deferred compensation plans.

An NEO receives no other payments except when the termination is due to the NEO's disability, retirement, or death, change in control of the company, or involuntary termination without cause or termination by the NEO with "good reason." Payments upon disability, retirement, or death are based on plan provisions that apply to all participants in the pertinent plans. Payments made to NEOs upon a termination of employment due to the executive's disability, retirement, or death, or change in control of the company are described below. Payments made upon involuntary termination without cause or termination by the NEO with "good reason," in the absence of a change in control, are described in Named Executive Officer Severance Plan on page 44. We have change-in-control severance agreements with NEOs. The Table of Estimated Payments Upon Termination or Change in Control on pages 54-56 details each type of payment.

Payments Made Upon Disability or Retirement

In the event of disability or retirement, the NEO will receive the following incremental benefits:

- *Stock options:* Accelerated vesting of unvested options if an NEO becomes disabled. Unvested options granted at least ten months prior to the retirement date will fully vest upon retirement.

- *Performance-based shares/units*: The NEO is eligible to receive a partial payout following the end of the three-year performance period based on the company's performance in any fiscal years that have been completed at the time the NEO retires or becomes disabled.

- *Restricted shares granted during or prior to FY 2022*: If an NEO becomes disabled, all restrictions lapse and shares will fully vest. If an NEO retires, any shares that are still restricted will be forfeited.

- *Restricted stock units granted in FY 2023*: If an NEO becomes disabled, all restricted stock units continue to vest based on the four-year vesting schedule established at the time of the grant. If an NEO retires, unvested restricted stock units granted at least ten months prior to the retirement date will continue to vest based on the four-year vesting schedule established at the time of the grant.

- *MIP awards*: Payment of a MIP award following conclusion of the fiscal year, determined by applying the bonus percentage the NEO would have been entitled to based on the company's performance to the NEO's eligible earnings during the fiscal year. The MIP awards earned and paid for FY 2023 performance, which are reported in the FY 2023 Summary Compensation Table on page 46, are not included in the table below.

For awards granted during or prior to FY 2022 under our 2017 Omnibus Incentive Plan, retirement occurs after the employee has attained age 55 and been credited with 10 years of service (as defined in such plan). For awards granted in FY 2023 under our shareholder-approved Omnibus Incentive Plan, retirement occurs after the employee's age and years of service (as defined in such plan) equal 65, with a minimum age of 55.

Additionally, the NEO or his or her beneficiary will receive benefits under disability plans available generally to all salaried employees. These potential payments are not reflected in the table.

Payments Made Upon Death

In the event of death, the NEO's beneficiary will receive the following incremental benefits:

- **Stock options**: Accelerated vesting of unvested options.

- **Performance-based shares/units**: Unless the Compensation Committee in its discretion determines otherwise, we will make a partial payout at the end of the performance period based on the company's performance in any fiscal years that had been completed at the time of the NEO's death.

- **Restricted shares/units**: All restrictions lapse and shares will fully vest.

- **MIP awards**: Payment of a MIP award following conclusion of the fiscal year, determined by applying the bonus percentage the NEO would have been entitled to based on the company's performance to the executive's eligible earnings during the fiscal year. The MIP awards earned and paid for FY 2023 performance, which are reported in the FY 2023 Summary Compensation Table on page 46, are not included in the following table.

Additionally, the NEO or his or her beneficiary will receive benefits under life insurance plans available generally to all salaried employees. These potential payments are not reflected in the table.

Change in Control

We have change-in-control severance agreements with our NEOs to support continued management in the event of an actual or threatened change in control of the company. The agreements provide that if an NEO's employment is terminated other than upon death, disability or for cause within two years (three years for the CEO) after a change in control, the executive will be entitled to the following:

- For executives other than our CEO, two times the executive's base salary (three times for the CEO) at the time of termination plus two times (three times for the CEO) the average of the annual bonuses the executive received over the previous three years.

- Continuation of medical and dental benefits for three years for the CEO and two years for the other NEOs.

- Reimbursement of certain legal fees and expenses incurred by the executive in enforcing the agreement.

The agreements automatically renew for an additional one-year period unless either the company or the NEO gives the other at least 90 days' prior notice of non-extension. If a change in control occurs, the agreements automatically extend for 24 months (36 months for the CEO).

The NEO is responsible for any excise tax, and the company does not pay any gross-up. We utilize a "best-net" approach where we reduce payments to the safe harbor limit to avoid excise taxes only if doing so results in a greater after-tax benefit to the NEO.

Performance-based shares/units granted under our 2017 Omnibus Incentive Plan will be paid as if their terms were complete, based on the best financial information available about the company's performance as of the close of business on the day immediately before a "corporate transaction" (as defined in the plan), and continued service through the performance period. In determining the extent to which performance criteria have been satisfied, where the performance criteria are based on results that accumulate over the term of the award or over one year of the term, the performance requirement will be prorated in accordance with the portion of the term or year that was completed before the corporate transaction.

NEOs may receive accelerated vesting of outstanding equity awards issued under our 2017 Omnibus Incentive Plan following a change in control if their employment is terminated.

Table of Estimated Payments Upon Termination or Change in Control

In the following table, we estimate incremental payments (payable as the result of the specified termination event) that would have been payable to NEOs in the event of change in control, disability, retirement, death, or involuntary termination under the terms of the severance plan. The value of equity awards is based on the closing price of $28.73 of the company's stock on April 28, 2023 (the last trading day of FY 2023). The amounts provided below are estimates of amounts that would have been payable. The actual amounts paid in future years, if any, will depend on the executive's pay, terms of separation, severance plan, and change-in-control agreement in place, and the company's stock price at the time of termination.

Name and Benefit	Change in Control ($)[1]	Retirement ($)[2][3][4]	Disability ($)[2][4]	Death ($)[2][5]	Involuntary Termination Other than for Cause or Resignation with Good Reason Under Severance Plan ($)
Melinda D. Whittington					
Base Salary (3 times annual salary)	2,850,000	—	—	—	—
Annual Incentive (3 times average actual MIP amount paid in prior 3 years)	2,349,466	—	—	—	—
Stock Options (accelerated vesting)	458,060	—	458,060	458,060	—
Restricted Shares/Units (accelerated vesting)	982,911	—	982,911	982,911	—
Performance-Based Shares/Units (accelerated vesting)	3,007,543	—	925,135	925,135	—
Broad-Based Benefits[6]	59,508	—	—	—	39,672
Severance Payment	—	—	—	—	3,466,311
Total Incremental Pay[7]	9,707,488	—	2,366,106	2,366,106	3,505,983
Robert G. Lucian					
Base Salary (2 times annual salary)	1,000,000	—	—	—	—
Annual Incentive (2 times average actual MIP amount paid in prior 3 years)	515,570	—	—	—	—
Stock Options (accelerated vesting)	109,736	—	109,736	109,736	—
Restricted Shares/Units (accelerated vesting)	263,885	—	263,885	263,885	—

Name and Benefit	Change in Control ($)[1]	Retirement ($)[2][3][4]	Disability ($)[2][4]	Death ($)[2][5]	Involuntary Termination Other than for Cause or Resignation with Good Reason Under Severance Plan ($)
Performance-Based Shares/Units (accelerated vesting)	731,351	—	222,974	222,974	—
Broad-Based Benefits[6]	18,780	—	—	—	9,390
Severance Payment	—	—	—	—	757,785
Total Incremental Pay[7]	2,639,322	—	596,595	596,595	767,175
Otis S. Sawyer[8]					
Base Salary (2 times annual salary)	—	—	—	—	—
Annual Incentive (2 times average actual MIP amount paid in prior 3 years)	—	—	—	—	—
Stock Options (accelerated vesting)	—	108,441	—	—	
Restricted Shares/Units (accelerated vesting)	—	204,069	—	—	—
Performance-Based Shares/Units (accelerated vesting)	—	185,136	—	—	—
Broad-Based Benefits[6]	—	—	—	—	—
Severance Payment	—	—	—	—	—
Total Incremental Pay[7]	—	497,646	—	—	—
Michael A. Leggett					
Base Salary (2 times annual salary)	820,200	—	—	—	—
Annual Incentive (2 times average actual MIP amount paid in prior 3 years)	187,006	—	—	—	—
Stock Options (accelerated vesting)	68,355	—	68,355	68,355	—
Restricted Shares/Units (accelerated vesting)	254,864	—	254,864	254,864	—
Performance-Based Shares/Units (accelerated vesting)	358,981	—	70,618	70,618	—
Broad-Based Benefits[6]	24,019	—	—	—	12,010
Severance Payment	—	—	—	—	503,603
Total Incremental Pay[7]	1,713,425	—	393,837	393,837	515,613
Robert Sundy II					
Base Salary (2 times annual salary)	886,600	—	—	—	—
Annual Incentive (2 times average actual MIP amount paid in prior 3 years)	368,519	—	—	—	—
Stock Options (accelerated vesting)	55,093	—	55,093	55,093	—
Restricted Shares/Units (accelerated vesting)	336,400	—	336,400	336,400	—
Performance-Based Shares/Units (accelerated vesting)	380,242	—	117,420	117,420	—
Broad-Based Benefits[6]	12,825	—	—	—	6,413
Severance Payment	—	—	—	—	627,560
Total Incremental Pay[7]	2,039,679	—	508,913	508,913	633,973

[1] Amounts shown for performance-based shares/units reflect their values as of April 29, 2023, as if the entire three-year performance period had been completed, computed based on estimated financial performance information available at that time. In the case of each such payment, other than accelerated vesting of the performance-based shares/units, these calculations assume that the NEO undergoes a qualifying termination of employment immediately following the change-in-control.

[2] Reflects value as of April 29, 2023, of all outstanding unvested stock options.

(3)   Ms. Whittington, Mr. Lucian, Mr. Leggett, and Mr. Sundy are not eligible for retirement.

(4)   Amounts shown for performance-based shares/units reflect their values as of April 29, 2023, based on targets for FY 2022 and FY 2023 and actual performance against those targets. In its discretion, the Compensation Committee may reduce or eliminate payments that otherwise would be made under these awards upon disability or retirement.

(5)   Amounts shown for performance-based shares/units reflect their values as of April 29, 2023, based on targets for FY 2022 and FY 2023 and actual performance against those targets. In its discretion, the Compensation Committee may eliminate payments that otherwise would be made under these awards upon death.

(6)   Change in Control: two years' (three years for CEO) continuation of medical and dental coverage. Severance Plan: continuation of medical and dental insurance while the executive receives severance.

(7)   Under the terms of the change-in-control severance agreements, if the payments and benefits to an NEO under his or her respective change-in-control severance agreement would subject the NEO to the excise tax imposed by Section 4999 of the Internal Revenue Code, then such payments will be reduced by the minimum amount necessary to avoid such excise tax, if such reduction would result in the NEO receiving a higher net after-tax amount. The amounts reflected in this table do not reflect the application of any such reduction in compensation or benefits pursuant to the terms of the change-in-control severance agreements.

(8)   Mr. Sawyer retired from the company in June 2023 and received the retirement vesting set forth in this table. Mr. Sawyer continued to receive his base salary following his transition to a non-executive role following the fiscal year end through his retirement date.

CEO Pay Ratio

For FY 2023, our last completed fiscal year, the median annual total compensation of all our employees (other than our CEO) was $32,234 and the annual total compensation of our CEO was $5,983,987. Accordingly, the ratio of our CEO's annual total compensation to the median annual compensation of all other employees was estimated to be 186:1. We believe this ratio is a reasonable estimate calculated in a manner consistent with applicable SEC rules.

Since February 1, 2021, the date as of which we last identified our median employee, our company experienced changes in our employee population. Accordingly, we recalculated the median employee in FY 2023, pursuant to SEC executive compensation disclosure rules.

To identify, and to determine the annual total compensation of, the median employee, we used the following methodology and assumptions:

- We collected the compensation data of all of our employees globally, as of February 1, 2023, for the prior twelve-month period.

- We annualized compensation for newly hired employees who were hired between February 1, 2022 and January 31, 2023. However, we did not annualize compensation for employees who were rehired or furloughed during such period and did not make full-time equivalent adjustments for any part-time employees. In addition, we did not utilize the de minimis exception for employees in other countries, statistical sampling or other similar methods, or any cost-of-living adjustment, which approaches are allowed under SEC regulations, in calculating the pay ratio.

- Any compensation in non-U.S. currencies was converted to U.S. dollars using exchange rates as of February 1, 2023.

- We used total compensation received as our consistently applied compensation measure, calculated as the sum of the following amounts: (i) base pay (including overtime for hourly employees), (ii) bonuses (including non-cash equivalents) and sales commissions, and (iii) with respect to employees on the Mexican payroll system, cash allowances.

We calculated the median employee's FY 2023 annual total compensation using the same methodology we used in the FY 2023 Summary Compensation Table.

Pay Versus Performance

Pursuant to Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, the Pay Versus Performance Table (set forth below) is required to include "Compensation Actually Paid," as calculated per SEC disclosure rules, to the company's principal executive officer ("PEO") and the company's non-PEO NEOs, as noted below. "Compensation Actually Paid" represents a new required calculation of compensation that differs significantly from the Summary Compensation Table calculation of compensation, the NEO's realized or earned compensation, as well as from the way in which the Compensation Committee views annual compensation decisions, as discussed in the Compensation Discussion and Analysis. The amounts in the table below are calculated in accordance with SEC rules and do not represent amounts actually earned or realized by NEOs, including with respect to performance-based share awards, stock options and restricted share/unit awards, which remain subject to forfeiture if the vesting conditions are not satisfied.

Pay Versus Performance

Year[1]	Summary Compensation Table Total for Whittington ($)[2]	Summary Compensation Table Total for Darrow ($)[2]	Compensation Actually Paid to Whittington ($)[3]	Compensation Actually Paid to Darrow ($)[3]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[2]	Average Compensation Actually Paid to Non-PEO NEOs ($)[3]	Value of Initial Fixed $100 Investment Based On: [4]		Net Income ($000)	Sales ($000)[6]
							Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)[5]		
FY 2023	5,983,987	N/A	6,667,375	N/A	1,549,759	1,683,115	143.95	172.75	150,664	2,349,433
FY 2022	5,798,794	N/A	3,020,052	N/A	1,662,812	720,942	128.27	174.70	150,017	2,356,811
FY 2021	N/A	6,710,425	N/A	14,512,272	1,755,984	3,279,190	207.10	250.51	106,461	1,734,244

[1] The PEO and NEOs for the applicable fiscal years were as follows:

   a. FY 2023: Melinda D. Whittington served as the company's PEO for the entirety of FY 2023 and the company's other NEOs were: Robert G. Lucian, Otis S. Sawyer, Michael A. Leggett, and Robert Sundy II.

   b. FY 2022: Melinda D. Whittington served as the company's PEO for the entirety of FY 2022 and the company's other NEOs were: Robert G. Lucian, Darrell D. Edwards, Otis S. Sawyer, and Raphael Z. Richmond.

   c. FY 2021: Kurt L. Darrow served as the company's PEO for the entirety of FY 2021 and the company's other NEOs were: Melinda D. Whittington, Darrell D. Edwards, Otis S. Sawyer, and Stephen K. Krull.

[2] Amounts reported in this column represent (i) the total compensation reported in the Summary Compensation Table for the applicable year(s) in which the individual served as PEO (in the case of Ms. Whittington and Mr. Darrow) and (ii) the average of the total compensation reported in the Summary Compensation Table for the applicable fiscal year for the company's NEOs reported for the applicable year other than the PEOs for such years.

[3] To calculate compensation actually paid, adjustments were made to the amounts reported in the Summary Compensation Table for the applicable years. A reconciliation of the adjustments for Ms. Whittington and Mr. Darrow (in the applicable year(s) in which such individuals served as PEO) and for the average of the other NEOs is set forth following the footnotes to this table.

[4] Pursuant to the rules of the SEC, the comparison assumes $100 was invested on April 25, 2020 in our common stock. Historic stock price performance is not necessarily indicative of future stock price performance.

[5] The company used the Dow Jones U.S. Furnishings Index for its Total Shareholder Return ("TSR") Peer Group. This is the same peer group used for purposes of the 2023 Annual Report.

[6] For FY 2023, the Compensation Committee determined that sales continues to be viewed as a core driver of the company's performance and stockholder value creation and is used as a component in the company's FY 2023 MIP and FY 2023 - 2025 long-term equity incentive program. Sales is measured on a GAAP basis and does not reflect any adjustments. Please see the Compensation Discussion and Analysis for further information regarding the use of sales in the company's executive compensation program.

CAP Adjustments

Year	Summary Compensation Table Total ($)[a]	Minus Grant Date Fair Value of Stock Option and Stock Awards Granted in Fiscal Year ($)[b]	Plus Fair Value at Fiscal Year-End of Outstanding and Unvested Stock Option and Stock Awards Granted in Fiscal Year ($)[c]	Plus/(Minus) Change in Fair Value of Outstanding and Unvested Stock Option and Stock Awards Granted in Prior Fiscal Years ($)[d]	Plus/(Minus) Fair Value at Vesting of Stock Option and Stock Awards Granted in Fiscal Year that Vested During Fiscal Year ($)[e]	Plus/(Minus) Change in Fair Value as of Vesting Date of Stock Option and Stock Awards Granted in Prior Years for which Applicable Vesting Conditions Were Satisfied During Fiscal Year ($)[f]	Minus Fair Value as of Prior Fiscal Year-End of Stock Option and Stock Awards Granted in Prior Fiscal Years that Failed to Meet Applicable Vesting Conditions During Fiscal Year ($)[g]	Plus Dollar Value of Dividends or Other Earnings Paid on Stock Awards in Fiscal Year and Prior to Vesting Date ($)[h]	Equals Compensation Actually Paid ($)
Melinda D. Whittington									
FY 2023	5,983,987	(3,535,586)	4,172,324	111,389	—	(84,103)	—	19,364	6,667,375
FY 2022	5,798,794	(2,699,687)	1,399,838	(1,115,543)	—	(369,278)	—	5,928	3,020,052
Kurt L. Darrow									
FY 2021	6,710,425	(2,855,441)	5,256,100	3,860,777	—	1,534,518	—	5,893	14,512,272
Non-PEOs (Average) [i]									
FY 2023	1,549,759	(657,470)	775,876	22,396	—	(13,725)	—	6,279	1,683,115
FY 2022	1,662,812	(535,139)	277,482	(484,233)	—	(201,653)	—	1,673	720,942
FY 2021	1,755,984	(580,383)	1,068,302	770,560	—	262,213	—	2,514	3,279,190

a. Represents Total Compensation as reported in the Summary Compensation Table for the indicated fiscal year. With respect to the non-PEOs, amount shown represent averages.

b. Represents the grant date fair value of the stock option and stock awards granted during the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes.

c. Represents the fair value as of the indicated fiscal year-end of the outstanding and unvested option awards and stock awards granted during such fiscal year, computed in accordance with the methodology used for financial reporting purposes and, in the case of performance-based share awards, are valued based on the probable outcome of the underlying performance-based vesting conditions as of the applicable fiscal-year end.

d. Represents the change in fair value during the indicated fiscal year of the outstanding and unvested option awards and stock awards held by the applicable NEO, granted in previous fiscal years, as of the last day of the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes and, for performance-based share awards, based on the probable outcome of the underlying performance-based vesting conditions as of the last day of the fiscal year.

e. Represents the fair value at vesting of the option awards and stock awards that were granted and vested during the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes.

f. Represents the change in fair value, measured from the prior fiscal year-end to the vesting date, of each option award and stock award that was granted in a prior fiscal year and which vested during the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes.

g. Represents the fair value as of the last day of the prior fiscal year of the option award and stock awards that were granted in a prior fiscal year and which failed to meet the applicable vesting conditions in the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes.

h. Represents the dollar value of any cash dividends or other earnings paid on stock awards in the indicated fiscal year and prior to the vesting date that are not otherwise included in the total compensation for the indicated fiscal year.

i. See footnote 1 above for the non-PEOs included in the average for each year. As discussed above, Ms. Whittington is included in the average for the non-PEOs for FY 2021.

Relationship Between Pay and Performance

We believe the “Compensation Actually Paid” in each of the years reported above and over the three-year cumulative period are reflective of the Compensation Committee’s philosophy to create and reinforce a pay for performance culture as the “Compensation Actually Paid” fluctuated year-over-year, primarily due to our stock performance and our varying levels of achievement against pre-established performance goals under our MIP and long-term equity incentive program, including sales, operating margin, operating cash flow, and relative TSR.

TSR: Company versus Peer Group and Compensation Actually Paid

As shown in the chart below, our three-year cumulative TSR for the period of FY21 through FY23 is slightly less than the three-year cumulative TSR for companies included in our peer group TSR. As this chart demonstrates, Compensation Actually Paid for our PEOs and our other NEOs was generally aligned with our TSR during the applicable period.


La-Z-Boy TSR vs. Peer Group TSR and Compensation Actually Paid
Compensation Actually Paid
$18M
$12M
$6M
$0M
TSR
$225
$150
$75
FY21
FY22
FY23
Average Comp. Actually Paid to Other NEOs
Comp. Actually Paid to PEO
Peer Group TSR
La-Z-Boy TSR

Compensation Actually Paid versus Sales (Company Selected Measure)

The chart below demonstrates the relationship between Compensation Actually Paid amounts for our PEOs and each of our other NEOs and our sales for the applicable fiscal year. Variations in the Compensation Actually Paid amounts for our PEOs and other NEOs are due in large part to the significant emphasis the company places on long-term equity incentives, the value of which fluctuates based on the vesting level of our performance-based equity awards and changes in stock price over time.



Compensation Actually Paid versus Net Income

The chart below demonstrates the relationship between Compensation Actually Paid amounts for our PEOs and our other NEOs and our net income. Net income is not a direct component of our executive compensation program, although it is correlated with other components of our executive compensation program, such as our operating margin metric. Variations in the Compensation Actually Paid amounts for our PEOs and other NEOs are due in large part to the significant emphasis the company places on long-term equity incentives, the value of which fluctuates based on the vesting level of our performance-based equity awards and changes in stock price over time.



The following is a list of financial performance measures, which in the company's assessment represent the most important financial performance measures used by the company to link Compensation Actually Paid to the NEOs for FY 2023:

- Sales

- Operating Margin

- Operating Cash Flow

- Relative TSR

- Stock Price (through the use of stock options and equity-based awards)

Proposal 4: Approval, through a Non-Binding Advisory Vote, of the Frequency of Future Advisory Votes to Approve the Compensation of our Named Executive Officers

Section 14A of the Exchange Act provides that shareholders must be given the opportunity to vote, on a non-binding advisory basis, for their preference as to how frequently we should seek future advisory votes on the compensation of our named executive officers, as disclosed in accordance with the compensation disclosure rules of the SEC. By voting on this proposal, shareholders may indicate whether they would prefer that we conduct future advisory votes to approve the compensation of the named executive officers once every one, two, or three years. Shareholders also may, if they wish, abstain from casting a vote on this proposal.

Our Board of Directors has determined that an annual advisory vote to approve the compensation of named executive officers will allow our shareholders to provide the most timely input on La-Z-Boy's executive compensation philosophy and practices as disclosed in the proxy statement each year. The vote is advisory, which means that the vote is not binding on La-Z-Boy, our Board, or the Compensation Committee.

Shareholders may cast a vote on the preferred voting frequency by selecting the option of one year, two years, or three years (or abstain) when voting in response to this proposal.

The proxy card enables shareholders to vote for "1 year," "2 years," or "3 years" or to abstain. The proposal will be considered adopted with whichever of the three alternative intervals receives the most votes as expressing our shareholders' preference, even if none of the alternatives receives a majority of the votes cast. While Michigan law and our governing documents generally require approval by a majority of votes cast for official shareholder action, this proposal is advisory and non-binding in nature and is therefore not required to be approved by majority vote.

 **ON PROPOSAL 4, THE BOARD RECOMMENDS YOU VOTE FOR "1 YEAR" AS THE PREFERRED FREQUENCY FOR FUTURE ADVISORY VOTES TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.**

SECURITIES OWNERSHIP

Security Ownership of Directors and Executive Officers

The following table shows the number of shares of the company's common stock reported to us as beneficially owned by each of our directors and NEOs as of June 30, 2023, and by all directors and executive officers as a group as of that date, including shares of the company's common stock that they have a right to acquire within 60 days after June 30, 2023, by the exercise of stock options or settlement of RSUs.

No director or NEO beneficially owned 1% or more of the total number of outstanding shares as of June 30, 2023. The directors and executive officers as a group beneficially owned 1.7% of the total number of outstanding shares as of June 30, 2023. Each person has sole voting and investment power for the number of shares shown unless otherwise noted.

Name of Beneficial Owners	Shares Owned Directly or Indirectly[1]	RSUs Held by Non-Employee Directors[2]	Shares Individuals Have Rights to Acquire within 60 Days	Total Shares Beneficially Owned
Erika L. Alexander	—	7,019	—	7,019
Sarah M. Gallagher	—	23,293	—	23,293
James P. Hackett	1,210	9,020	—	10,230
Raza S. Haider	—	726	—	726
Janet E. Kerr	—	54,314	—	54,314
Mark S. LaVigne	—	1,853	—	1,853
Michael T. Lawton	—	32,742	—	32,742
Michael A. Leggett	5,507	—	3,955	9,462
Robert G. Lucian	10,018	—	27,058	37,076
W. Alan McCollough	8,153	54,314	—	62,467
Rebecca L. O'Grady	—	13,995	—	13,995
Lauren B. Peters	—	23,293	—	23,293
Otis S. Sawyer[3]	36,878	—	131,716	168,594
Robert Sundy II	12,511	—	6,442	18,953
Melinda D. Whittington	46,980	—	158,045	205,025
All directors and executive officers as a group (21 persons)	153,748	220,569	382,870	757,187

[1] Represents shares as to which the individual has sole voting and investment power or for which the individual shares such power with his or her spouse. None of these shares has been pledged as security. The shares shown include restricted shares as follows: Mr. Leggett - 3,750 shares, Mr. Lucian - 399 shares, and Mr. Sundy - 7,055 shares.

[2] RSUs held by each non-employee director that were granted prior to the 2022 Annual Meeting vest and settle in shares of common stock when the director leaves the Board. RSUs held by each non-employee director that were granted after the 2022 Annual Meeting vest and settle in shares of common stock on the one-year anniversary of the grant date.

[3] Mr. Sawyer retired on June 30, 2023, and he reported to us that, as of June 30, 2023, he beneficially owned, directly or indirectly, 36,878 shares of the company's stock, as well as 131,716 shares he has the right to acquire within 60 days after June 30, 2023.

Security Ownership of 5% Beneficial Owners

The following table provides information about entities that beneficially owned more than 5% of our common stock, as of June 30, 2023, according to reports filed with the SEC. To our knowledge, except as noted in the table below, no person or entity is the beneficial owner of more than 5% of our common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
BlackRock, Inc. and subsidiaries 55 East 52nd Street New York, NY 10055[1]	7,034,630	16.3%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355[2]	5,109,088	11.8%
Dimensional Fund Advisors LP 6300 Bee Cave Road Building One Austin, TX 78746[3]	2,869,809	6.7%

[1] Based on a Schedule 13G/A filed with the SEC on January 26, 2023, in which BlackRock, Inc., a parent holding company, reported that, as of December 31, 2022, it had sole voting power with respect to 6,945,341 shares and sole dispositive power with respect to 7,034,630 shares, and shared voting and dispositive power with respect to none of the shares.

[2] Based on a Schedule 13G/A filed with the SEC on February 9, 2023, in which The Vanguard Group, an investment adviser, reported that, as of December 30, 2022, it had sole voting power with respect to none of the shares, shared voting power with respect to 44,100 shares, sole dispositive power with respect to 5,025,002 shares, and shared dispositive power with respect to 84,086 shares.

[3] Based on a Schedule 13G/A filed with the SEC on February 10, 2023, in which Dimensional Fund Advisors LP, an investment adviser, reported that, as of December 30, 2022, it had sole voting power over 2,814,678 shares, sole dispositive power over 2,869,809 shares, and shared voting and dispositive power with respect to none of the shares.

OTHER INFORMATION

Notice of Internet Delivery

We are making our proxy materials available to our shareholders on the Internet. On July 19, 2023, we sent shareholders a Notice of internet availability of proxy materials, which included instructions on how to access our proxy materials. The materials, consisting of this Proxy Statement and our 2023 Annual Report, are available at www.proxyvote.com. The Notice of internet availability of proxy materials also provides instructions on how to vote shares. By making the materials available through the Internet, we expect to reduce our costs, conserve natural resources, and expedite delivery of the proxy materials. If, however, you prefer to receive paper copies of the proxy materials, please follow the instructions included on the Notice of internet availability of proxy materials. If you previously elected to receive our proxy materials electronically, you will continue to receive them by e-mail until you elect otherwise.

Voting

Voting. Only shareholders of record at the close of business on June 30, 2023, the record date for the Annual Meeting, will be eligible to vote. There is only one class of stock entitled to vote at the meeting, our common stock, $1.00 par value, of which there were 43,282,570 shares outstanding on the record date. A quorum, which is a majority of the outstanding shares entitled to vote at the meeting, is needed to conduct a meeting. Each share is entitled to one vote for each director position and one vote for each proposal; cumulative voting is not available. If you received a paper copy of the proxy materials, you may vote your shares by signing and dating each proxy card you received and returning the cards in the enclosed envelope. The proxies will be voted according to your directions on the proxy card. If you return a signed card without specifying your vote, your shares will be voted:

> FOR the election of each of the ten director nominees named in this Proxy Statement;

> FOR the ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for FY 2024;

> FOR the approval, through a non-binding advisory vote, of the compensation of our NEOs as disclosed in this Proxy Statement; and

> 1 YEAR as the frequency of future advisory votes to approve the compensation of our named executive officers.

If you sign and return your proxy card, your shares will be voted on any other business that properly comes before the meeting as determined by the persons named in the proxy. We urge you to sign, date, and return your proxy card promptly, or vote by telephone or on the Internet (see below), even if you plan to attend the meeting in person. If you do attend in person, you will be able to vote your shares at the meeting even if you previously signed a proxy card or voted by telephone or on the Internet, as voting in person will cancel any previously submitted vote and revoke any previously submitted proxy.

Telephone and Internet Voting. If your shares are held in your name, you can vote by telephone or on the Internet by following the instructions on the proxy card or as explained in the Notice of internet availability of proxy materials. If you are a beneficial holder with your shares held in the name of your broker, bank, or other financial institution, you will receive telephone or Internet voting instructions from your institution.

Shares Held by Broker. If you hold your shares through a broker, bank, or other financial institution, you will receive your proxy materials and voting instructions from the institution. Under New York Stock Exchange rules, your broker, bank, or financial institution will not vote your shares in director elections without your specific instructions. To ensure your vote is counted, you must provide directions to your broker, bank, or financial institution by following its instructions.

Changing Your Vote. You may change your vote by submitting a new vote by proxy, telephone, Internet, or in person at the meeting. A later vote will cancel an earlier vote. For example, if you vote by Internet and later vote by telephone, the telephone vote will count, and the Internet vote will be canceled. If you wish to change your vote by mail, you should request a new proxy card from our Corporate Secretary at One La-Z-Boy Drive, Monroe, Michigan, 48162. Your last vote received before the meeting will be the only one counted. You may also change your vote by voting in person at the Annual Meeting. In that event, your vote at the Annual Meeting will count and cancel any previous vote.

Vote Required. Under applicable Michigan law and our bylaws, directors are elected by plurality vote. Provided there is a quorum at the Annual Meeting, the nominees who receive the highest through the tenth highest numbers of votes will be elected, regardless of the number of votes cast. So long as each candidate receives at least one vote, withheld votes and broker non-votes have no effect on the election results. However, our Corporate Governance Guidelines require that any director who fails to receive a majority of the votes cast in a non-contested election must submit his or her resignation to the Board following certification of the vote. Within 90 days following certification of the vote, the Board, excluding the director failing to receive a majority of the votes cast, will decide whether to accept such offered resignation and the company will promptly publicly disclose the Board's decision. For purposes of this provision of our Corporate Governance Guidelines, only votes FOR or WITHHELD from a given candidate will be counted as votes cast. Broker non-votes will not count.

Ratification of the selection of our independent auditor requires a majority of votes cast on the proposal. Abstentions have no effect as they are considered as votes not cast. Brokers will have discretionary authority to vote on this proposal. Accordingly, there will not be any broker non-votes on this proposal.

To pass, the advisory resolution to approve the compensation of our NEOs must receive a majority of the votes cast on the proposal. Abstentions and broker non-votes have no effect as they are considered votes not cast.

The advisory approval of the frequency of future advisory votes to approve the compensation of our NEOs will be considered passed with whichever of the three alternative intervals (every 1 year, 2 years or 3 years) receives the most votes as expressing our shareholders' preference, even if none of the alternatives receives a majority of the votes cast. Abstentions and broker non-votes have no effect as they are considered votes not cast.

Number of Copies Sent to Household. If there are two or more shareholders at your address, we have sent your household only one copy of our 2023 Annual Report and Proxy Statement unless you previously withheld your consent to "householding" or you instruct us otherwise. Householding saves us the expense of mailing duplicate documents and conserves natural resources. We will promptly deliver a separate copy of this Proxy Statement and the accompanying 2023 Annual Report to any shareholder at a shared address to which a single copy of these documents has been delivered upon our receipt of written or oral request from the shareholder directed to our address shown below or to us at 734-242-1444. You may, at any time, revoke your consent to householding by contacting Broadridge Financial Solutions, Inc., either by calling toll-free 866-540-7095, or by writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717. If you revoke your consent, you will be removed from the householding program within 30 days of receipt of your revocation, and each shareholder at your address will then begin receiving individual copies.

Incorporation by Reference

The Audit Committee Report on pages 30-31 and the Compensation and Talent Oversight Committee Report on page 32 are not deemed filed with the SEC and shall not be deemed incorporated by reference into any prior or future filings made by the company under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent we specifically incorporate such information by reference. In addition, this Proxy Statement includes several website addresses. These website addresses are intended to provide inactive, textual references only. The information on our website, including, but not limited to, the contents of our ESG Report, is not, and shall not be deemed to be, a part of this Proxy Statement or incorporated by reference herein or into any of our other filings with the SEC.

Cautionary Note Regarding Forward-Looking Statements

In this Proxy Statement, we make "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Forward-looking statements may include words such as "aim," "anticipates," "believes," "continues," "estimates," "expects," "feels," "forecasts," "hopes," "intends," "plans," "projects," "likely," "seeks," "short-term," "non-recurring," "one-time," "outlook," "target," "unusual," or words of similar meaning, or future or conditional verbs, such as "will," "should," "could," or "may." A forward-looking statement is neither a prediction nor a guarantee of future events or circumstances, and those future events or circumstances may not occur. You should not place undue reliance on forward-looking statements, which speak to our views only as of the date of this Proxy Statement. These forward-looking statements are all based on currently available operating, financial, and competitive information and are subject to various risks and uncertainties, many of which are unforeseeable and beyond our control. Additional risks and uncertainties that we do not presently know about or that we currently consider to be immaterial may also affect our business operations and financial performance.

Our actual future results and trends may differ materially from those we anticipate depending on a variety of factors, including, but not limited to, the risks and uncertainties discussed in our Annual Report on Form 10-K for the fiscal year ended April 29, 2023, filed with the SEC on June 20, 2023, under Item 1A "Risk Factors" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." Given these risks and uncertainties, you should not rely on forward-looking statements as a prediction of actual results. Any or all of the forward-looking statements contained in this Proxy Statement or any other public statement made by us, including by our management, may turn out to be incorrect. We are including this cautionary note to make applicable and take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or for any other reason.

Additional Information

This Proxy Statement, Notice of the Annual Meeting and our 2023 Annual Report, and all of our other filings with the SEC, may be accessed via the Investor Relations page on our website at http://investors.la-z-boy.com or through the SEC's website at www.sec.gov. Our 2023 Annual Report, Notice of the Annual Meeting and this Proxy Statement are also available upon a shareholder's written request to Investor Relations, La-Z-Boy Incorporated, One La-Z-Boy Drive, Monroe, Michigan 48162.

Costs of Proxy Solicitation

We will pay the expense of soliciting proxies pursuant to this Proxy Statement.

Shareholder Proposals and Nominations for the 2024 Annual Meeting

Pursuant to the rules of the SEC, if a shareholder wishes to submit a proposal for possible inclusion in La-Z-Boy Incorporated's 2024 proxy statement pursuant to Rule 14a-8 under the Exchange Act, we must receive it on or before March 21, 2024. All proposals submitted pursuant to Rule 14a-8 under the Exchange Act must comply with the SEC rules regarding eligibility for inclusion in our proxy statement.

Our bylaws provide that a shareholder may nominate a candidate for election as a director at an annual meeting of shareholders, or propose business for consideration at such meeting outside of Rule 14a-8, only by written notice containing the information required by the bylaws delivered to the Secretary at our principal executive offices not later than the 90th day, and not earlier than the 120th day, prior to the first anniversary of the preceding year's annual meeting. Accordingly, a shareholder nomination or proposal intended to be considered at the 2024 annual meeting of shareholders must be received by our Corporate Secretary on or after May 1, 2024, and no later than May 31, 2024, and it must contain the information required by our bylaws. In addition to satisfying the requirements under our bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than management's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than June 30, 2024.

All proposals and nominations must be in writing and should be mailed to La-Z-Boy Incorporated, to the attention of the Corporate Secretary, at our principal executive office: One La-Z-Boy Drive, Monroe, MI 48162. A copy of the bylaws may be obtained by written request to the same address.

Appendix A

LA-Z-BOY INCORPORATED
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(Amounts in thousands, except per share data)	Year Ended	
	4/29/23	4/30/22
GAAP operating income	$ 211,439	$ 206,756
Purchase accounting (gain)/charges	338	(2,251)
Business realignment (gain)/charges	609	(3,277)
Sale-leaseback gain	—	(10,655)
Mexico optimization charges	10,817	—
Non-GAAP operating income	$ 223,203	$ 190,573
GAAP net income attributable to La-Z-Boy Incorporated per diluted share	$ 3.48	$ 3.39
Purchase accounting (gain)/charges, net of tax, per share	—	(0.04)
Business realignment (gain)/charges, net of tax, per share	0.01	(0.06)
Sale-leaseback gain, net of tax, per share	—	(0.18)
Mexico optimization charges, net of tax, per share	0.19	—
Investment impairment, net of tax, per share	0.18	—
Non-GAAP net income attributable to La-Z-Boy Incorporated per diluted share	$ 3.86	$ 3.11

Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), this Proxy Statement also includes Non-GAAP financial measures. Management uses these Non-GAAP financial measures when assessing our ongoing performance. This Proxy Statement contains references to Non-GAAP operating income and Non-GAAP net income attributable to La-Z-Boy Incorporated per diluted share, each of which exclude purchase accounting (gain)/charges, business realignment (gain)/charges, sale-leaseback gain, Mexico optimization charges, and an investment impairment. The business realignment charges include severance costs, asset impairment costs, and costs to relocate equipment and inventory related to organizational changes we undertook as a result of our response to COVID, including a reduction in the company's work force, temporary closure of certain manufacturing facilities and subsequent gains resulting from the sale of related assets. The purchase accounting charges may include the amortization of intangible assets, incremental expense upon the sale of inventory acquired at fair value, amortization of employee retention agreements, fair value adjustments of future cash payments recorded as interest expense, and adjustments to the fair value of contingent consideration. Sale-leaseback gains are the result of the sale of the buildings and related fixed assets of three Retail stores. The Mexico optimization charges include asset impairment costs, severance costs, and employee relocation costs resulting from the closure of our Torreón manufacturing facility. These Non-GAAP financial measures are not meant to be considered superior to or a substitute for La-Z-Boy Incorporated's results of operations prepared in accordance with GAAP and may not be comparable to similarly titled measures reported by other companies. Reconciliations of such Non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in the table above.

Management believes that presenting certain Non-GAAP financial measures will help investors understand the long-term profitability trends of our business and compare our profitability to prior and future periods and to our peers. Management excludes purchase accounting charges because the amount and timing of such charges are significantly impacted by the timing, size, number and nature of the acquisitions consummated and the success with which we operate the businesses acquired. While the company has a history of acquisition activity, it does not acquire businesses on a predictable cycle, and the impact of purchase accounting charges is unique to each acquisition and can vary significantly from acquisition to acquisition. Similarly, business realignment charges and Mexico optimization charges are dependent on the timing, size, number and nature of the operations being moved or closed, and the charges may not be incurred on a predictable cycle. Management also excludes the impacts from sale-leasebacks and the impairment charge for one investment when assessing the company's operating and financial performance due to the one-time or infrequent nature of the transactions. Management believes that exclusion of these items facilitates more consistent comparisons of the company's operating results over time. Where applicable, the above "Reconciliation of GAAP to Non-GAAP Financial Measures" table presents the excluded items net of tax calculated using the effective tax rate from operations for the period in which the adjustment is presented.

LA-Z-BOY INCORPORATED

2023 ANNUAL MEETING

When:

August 29, 2023, at 8:00 a.m. (Eastern Daylight Time)

Proposals to Be Voted On:

Board Recommendation:

1. Election of the ten director nominees named in the Proxy Statement: **VOTE "FOR" EACH**

   - Erika L. Alexander
   - Sarah M. Gallagher
   - James P. Hackett
   - Raza S. Haider
   - Janet E. Kerr
   - Mark S. LaVigne
   - Michael T. Lawton
   - Rebecca L. O'Grady
   - Lauren B. Peters
   - Melinda D. Whittington

2. Ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for FY 2024   **VOTE "FOR"**

3. Approval, through a non-binding advisory vote, of the compensation of our named executive officers as disclosed in the Proxy Statement   **VOTE "FOR"**

4. Approval, through a non-binding advisory vote, of the frequency of future advisory votes to approve the compensation of our named executive officers   **VOTE "1 YEAR"**

Vote:



Online
www.proxyvote.com



By Phone
1-800-690-6903



By Mail
Completing, dating, signing and returning your proxy card



In Person
With proof of ownership and a valid photo ID

Where:

Wright Room, Westin Detroit Metropolitan Airport, 2501 Worldgateway Place, Detroit, Michigan